Exhibit 99.4

tembec

Financial Report

Rooted in tomorrow.

2013

TEMBEC
FINANCIAL REPORT 2013

01	Message to Shareholders

04	Management’s Discussion and Analysis

48	Management Responsibility

49	Independent Auditors’ Report

50	Consolidated Financial Statements

95	Directors and Officers

96	Shareholder Information

APPENDIX

Sustainability Report Summary

The covers are printed on 10pt. FSC-certified Kallima® Coated Cover C2S, manufactured by Tembec’s Temiscaming, Quebec, coated bleached board mill.

TEMBEC INC.
©2013 All rights reserved
Printed in Canada

MESSAGE
TO SHAREHOLDERS

Fiscal 2013 was an important year for the Company as it made significant strides in the implementation of the Transformation Plan. This included the divestment of certain non-core businesses and reaching the 50% completion mark on the Temiscaming Energy Project investment. The completion of the Transformation Plan will drive further margin improvements and reduce the volatility of the Company’s earnings.

Tembec continued its journey towards becoming a world-class Company in health and safety performance by reducing recordable incidents by 16% in 2013. This follows reductions of 32% in 2012 and 25% in 2011 and now marks eight consecutive years of improvement in the Company’s health and safety performance. The commitment and contribution of the Company’s employees have been critical elements in the sustained improvement.

The financial results were below expectations, but improved materially over the previous year. Adjusted EBITDA for 2013 was $98 million versus $64 million in the previous year. The Company’s Specialty Cellulose business continued to be the main driver of earnings, although market conditions weakened somewhat throughout the year. The Paper business generated steady earnings with stable market conditions. The Forest Products business continued a positive trend that started in late 2012 with prices in a range to allow for positive adjusted EBITDA. The Paper Pulp business contributed modest earnings in a fairly stable market.

The Company continued to manage its cash flow judiciously while continuing with its investment in the $235 million energy project at the Temiscaming specialty cellulose facility. Additional projects identified in the Business Improvement Plan have been deferred until cash flow permits, which will likely occur after the start-up of the Temiscaming Project.

INVESTMENTS

The construction of the new liquor recovery boiler and 50-megawatt (MW) steam turbine that began in 2012 is now more than 50% complete. The project will replace three obsolete, low-pressure boilers with a new high-pressure boiler. In addition to the electricity revenue, the project will provide efficiency benefits to the specialty cellulose mill and reduce maintenance and capital costs.

The critical element of the Temiscaming energy investment is a purchase power agreement with Hydro-Quebec that was signed in 2012. The agreement provides for a guaranteed purchase of electricity produced by the new turbine at a fixed price of $106 per MW/hour (based on 2012 rates), which is adjusted for inflation annually, for a 25 year-term.

The construction budget for the Temiscaming Project was revised from $190 million to $235 million in 2013. The higher cost was due to the decision to increase the capacity of the boiler by 20% over the initial design. This was done to accommodate a future capacity expansion of the specialty cellulose mill. The projected benefit was also increased from $42 million to $48 million per year.

While capital expenditures were limited throughout the year, the Company did complete a low consistency refiner project at the Kapuskasing newsprint mill to reduce electricity consumption. The project was partially funded by Ontario’s “Industrial Accelerator Program”. The Company also began installing the first of four new autograders at sawmill sites.

Tembec Financial Report 2013      1

Message to Shareholders

Defined Benefit Pension Plans

The Company administers several defined benefit pension plans on behalf of current and past employees. As highlighted in last year’s report, the rapid and significant declines in interest rates over the last several years created significant deficits in the plans, requiring large increases in the Company’s contributions. Throughout this period, investments in the plans continued to generate very good returns.

Fortunately, the negative trend for the pension plan deficits and ensuing contributions has ended, and positive conditions are now converging to rectify the situation. Long-term interest rates have increased, which has reduced the deficits. This, combined with another year of good investment performance and the high level of contributions made by the Company, has significantly reduced the deficits of the various registered plans. The deficit decreased from $200 million in September 2012 to $34 million at the end of fiscal 2013.

The declining deficit will allow the Company to significantly reduce contributions in 2014 and the trend should continue in subsequent years.

Forest Products

The lumber business showed signs of recovery in 2012 with increased demand and improved prices. Economic conditions and housing affordability in the United States have created an improved environment for new home construction. Strong demand for lumber in China continued throughout the year, drawing a large volume of product from the North American markets. These items helped to keep the lumber markets in relative balance, which led to improved product prices.

U.S. housing starts did improve materially from 2012 to 2013. However, the housing starts remain substantially below normalized levels. In 2013, the housing starts trended towards 1 million per year, but this is below a trend line number of approximately 1.5 million per year. This indicates that there is a strong probability for further increases in lumber demand as the economic recovery continues. The Company anticipates that a full housing recovery will not occur until 2016.

Chinese lumber demand from North America has been a significant boost for producers and has partially mitigated the low demand for new home construction. However, the Chinese demand has been mainly for random lengths and has not had much effect on stud lumber. For this reason, the selling price of stud lumber dropped significantly below random length prices in the second half of 2013. This has had an impact on the financial results for Eastern Canadian producers, such as ourselves, who produce large volumes of stud lumber. It is believed that part of this price gap is seasonal and will decline during the peak home construction season.

Specialty Cellulose

The Company has made the Specialty Cellulose business the center piece of its Transformation Plan. This business has the potential to generate superior margins with considerably lower volatility than other segments of the forest products industry. Favorable long-term trends exist for the products and there are large barriers of entry for new entrants. For these reasons, the Company has decided to focus its capital investments in the two specialty cellulose mills.

The initial focus of investment in the specialty mills was on the Tartas, France, operation. Over the last decade, the mill was converted from fluff pulp grades to 100% specialty cellulose grades. This required substantial investments in process changes, environmental improvements and most recently, green energy. The investments and transformation have made the Tartas mill a world-class facility in both product quality and cost structure among mills in this sector.

The Company has now turned its focus to the Temiscaming specialty cellulose facility with the objective of duplicating the results at Tartas. This mill has been a producer of specialty cellulose for decades and provided the product technology to convert the French facility. However, certain sections of the mill are in need of upgrades. The first in a two-step investment plan is the aforementioned energy investment, which will not only significantly reduce manufacturing costs, but will improve process reliability and product quality. The second investment will involve new digesters and related equipment.

2      Tembec Financial Report 2013

Message to Shareholders

After several good years of demand growth and price increases, certain specialty cellulose markets experienced softness in demand in 2013. This was most prevalent in the “ether” grades for construction related materials. Other specialty grades remained relatively stable. Markets have been impacted by poor economic conditions in Europe and generally lackluster global economic growth. These conditions are likely to continue for the next 12-24 months. The Specialty Cellulose business is expected to drive the Company’s profitability through this period.

Paper Pulp

The Company sold its Skookumchuck NBSK mill in 2013, further reducing its exposure to the paper pulp sector. It now operates two high-yield pulp mills in Quebec. This is part of the ongoing refocusing of the Company driven by the Transformation Plan. The lower margins and higher volatility of this sector do not meet the objective of generating higher margins with reduced volatility.

The markets for hardwood paper pulp could be challenging in the short and medium-term due to the anticipated start-up of over 4 million tonnes of new capacity in Brazil. There is a risk of excess supply of pulp and downward pressure on price. The Company has been preparing for this eventuality by focusing on a product differentiation strategy with its maple pulp and on cost reduction efforts in the pulp mill operations.

Paper

The coated bleached board and newsprint operations have been consistent generators of profitability for the Company. The coated bleached board business has been stable with relatively firm pricing. The newsprint business continues to experience demand decline in North America and prices have declined over the last year. Future capacity reduction will be required in order to maintain adequate prices.

TRANSFORMATION PLAN

The Company’s Management and Board of Directors continue with its ambitious multi-year Transformation Plan, with the objective of improving margins, reducing earnings volatility and ultimately driving shareholder value. This has taken place during a period of challenging business conditions that presented some unexpected issues as highlighted in this report.

The Transformation Plan targets the Specialty Cellulose business as the key core business of the Company, and focuses investment on green energy projects within these operations. The Plan also contemplates strategic options for the other businesses to maximize the value to shareholders. The divestment of certain assets has occurred as a result of this Plan.

LIGHT AT THE END OF THE TUNNEL

Managing cash flow and generating profitability has been challenging during the implementation of the Transformation Plan. However, the Company believes that significant improvements will occur throughout 2014 to enhance financial performance and cash flow. The Temiscaming Energy Project will be concluded within the year, drastically reducing capital expenditures, and the operating cash flow will improve with the start-up of the boiler and turbine by the Fall of 2014. The sale of approximately $75 million of land in British Columbia is anticipated in 2014. The Company’s contributions to the defined benefit pension plans will drop in 2014 and continue to rapidly taper down thereafter. All these events are expected to converge and favorably impact the cash flow, profitability, and balance sheet of the Company. Other parts of the Transformation Plan will also be executed as conditions allow. It is expected that shareholders will be rewarded for their patience as the Company works toward completion of the Transformation Plan.

JAMES M. LOPEZ	JAMES V. CONTINENZA
President and Chief Executive Officer	Executive Chairman of the Board

Tembec Financial Report 2013      3

MANAGEMENT’S DISCUSSION
AND ANALYSIS
as at November 29, 2013

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 28, 2013, as compared to the fiscal year ended September 29, 2012. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 28, 2013. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt to total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the section “Use of non-IFRS financial measures”.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 29, 2013. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD&A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Tembec’s operations consist of five reportable business segments: Forest Products, Specialty Cellulose Pulp, Paper Pulp, Paper and Corporate. On September 28, 2013, the Company had approximately 3,500 employees, as compared to 3,700 at the end of the prior fiscal year. The Company operates manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

Tembec Financial Report 2013      4

Management’s Discussion and Analysis

2013 vs. 2012

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)	2012	2013
Sales	1,666	1,534
Freight and other deductions	232	201
Lumber export taxes	7	3
Cost of sales (excluding depreciation and amortization)	1,290	1,159
SG&A	74	72
Share-based compensation	(1)	1
Adjusted EBITDA	64	98
Depreciation and amortization	46	40
Other items	50	29
Operating earnings (loss)	(32)	29
Interest, foreign exchange and other	41	28
Exchange loss (gain) on long-term debt	(13)	14
Loss before income taxes	(60)	(13)
Income tax expense	22	21
Net loss	(82)	(34)
Basic and diluted net loss in dollars per share	(0.82)	(0.34)
Total comprehensive earnings (loss)	(131)	115

Total assets (at year-end)	1,059	1,021
Total long-term debt (at year-end) (1)	339	385
Total long-term liabilities (at year-end)	627	509
(1) Includes current portion

Business segments

During the December 2012 quarter, the Company reorganized its internal reporting structure, which impacted segment disclosure included in the financial statements and MD&A. Prior to the change, the Company had reported the results of the Skookumchuck, British Columbia (BC), Northern Bleached Softwood Kraft (NBSK) pulp mill as part of the Specialty Cellulose and Chemical Pulp segment. Subsequent to the organizational change, the mill was regrouped with the high-yield pulp mills in a new segment called Paper Pulp. The Specialty Cellulose and Chemical Pulp segment was renamed Specialty Cellulose Pulp. Comparative prior year segment information has been restated in the financial statements to conform to the new presentation.

Tembec Financial Report 2013      5

Management’s Discussion and Analysis

SALES
			Total	Price	Volume & mix
(in millions of dollars)	2012	2013	variance	variance	variance
Forest Products	432	420	(12)	43	(55)
Specialty Cellulose Pulp	507	460	(47)	3	(50)
Paper Pulp	507	418	(89)	9	(98)
Paper	346	332	(14)	(9)	(5)
Corporate	13	12	(1)	-	(1)
	1,805	1,642	(163)	46	(209)
Less: intersegment sales	(139)	(108)	31
Sales	1,666	1,534	(132)

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Management’s Discussion and Analysis

Sales decreased by $132 million as compared to fiscal 2012. Currency was not a significant factor as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. Forest Products segment sales decreased by $12 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $47 million due to lower shipments. Paper Pulp segment sales decreased by $89 million due to lower shipments. Paper segment sales decreased by $14 million due to lower prices and shipments.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 39% of consolidated sales in fiscal 2013, as compared to 37% in the prior year. Canadian sales represented 19% of sales, as compared to 18% in the prior year. Sales outside of the U.S. and Canada represented the remaining 42% in fiscal 2013, as compared to 45% a year ago.

ADJUSTED EBITDA
			Total	Price	Cost & volume
(in millions of dollars)	2012	2013	variance	variance	variance
Forest Products	(16)	17	33	43	(10)
Specialty Cellulose Pulp	95	73	(22)	3	(25)
Paper Pulp	(32)	5	37	9	28
Paper	37	25	(12)	(9)	(3)
Corporate	(20)	(22)	(2)	-	(2)
	64	98	34	46	(12)

Adjusted EBITDA of $98 million was $34 million higher than the prior year. Forest Products segment adjusted EBITDA was up $33 million from the prior year as a result of higher prices, partially offset by higher costs. Specialty Cellulose Pulp segment adjusted EBITDA declined by $22 million due to higher costs and lower volumes. Paper Pulp segment adjusted EBITDA improved by $37 million due to lower costs and higher prices. Paper segment adjusted EBITDA declined by $12 million due to lower prices and higher costs.

OPERATING EARNINGS (LOSS)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
(in millions of dollars)	2012	2013	variance	variance	variance	variance
Forest Products	(4)	8	12	33	1	(22)
Specialty Cellulose Pulp	84	59	(25)	(22)	(3)	-
Paper Pulp	(105)	(33)	72	37	9	26
Paper	35	22	(13)	(12)	(1)	-
Corporate	(42)	(27)	15	(2)	-	17
	(32)	29	61	34	6	21

Tembec Financial Report 2013      7

Management’s Discussion and Analysis

The Company generated operating earnings of $29 million compared to an operating loss of $32 million in fiscal 2012.

The Forest Products segment generated operating earnings of $8 million, as compared to an operating loss of $4 million in fiscal 2012. In addition to the previously noted improvement in adjusted EBITDA, the sale of the BC sawmills and the hardwood flooring operations in fiscal 2012 led to lower depreciation expense. During the prior fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company also sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million.

The Specialty Cellulose Pulp segment generated operating earnings of $59 million compared to operating earnings of $84 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

The Paper Pulp segment generated an operating loss of $33 million compared to an operating loss of $105 million in the prior year. In addition to the previously noted improvement in adjusted EBITDA, the segment saw depreciation expense decline by $9 million due to the sale of the Skookumchuck, BC, NBSK pulp mill. The prior year operating results included a $50 million asset impairment charge relating to the Chetwynd, BC, high-yield pulp mill. The current year included a $22 million asset impairment charge and a subsequent $2 million loss on sale related to the Skookumchuck pulp mill.

The Paper segment generated operating earnings of $22 million compared to operating earnings of $35 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

Corporate segment results improved by $15 million, primarily due to “Other items”. In fiscal 2013, the Company generated a $2 million gain related to the sale of the Cranbrook, BC, office. The prior year included a $16 million loss relating to the impairment of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The prior year also included a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

Tembec Financial Report 2013      8

Management’s Discussion and Analysis

SEGMENT REVIEW – 2013 vs. 2012

FOREST PRODUCTS
(in millions of dollars)	2012	2013
Sales (1)	432	420
Freight and other deductions	41	39
Lumber export taxes	7	3
Cost of sales (1)	385	350
SG&A	15	11
Adjusted EBITDA	(16)	17
Adjusted EBITDA margin on sales	(3.7)%	4.0%
Depreciation and amortization	10	9
Other items:
Gain on sale of BC sawmills	(24)	-
Loss on sale/closure of flooring operations	2	-
Operating earnings (loss)	(4)	8
Identifiable assets (excluding cash)	216	155
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2013, the Company’s operations harvested and delivered 3.2 million cubic metres of timber, compared to 3.9 million cubic metres in the prior year. Additional supply of approximately 0.6 million cubic metres was secured mainly through purchases and exchanges with third parties, compared to 0.8 million cubic metres in the prior year.

The Forest Products segment includes operations located in Quebec and Ontario. At the end of the March 2012 quarter, the Company sold its two BC sawmills. The sawmills had a capacity of 450 million board feet of lumber, which represented approximately 29% of the Company’s total SPF lumber capacity at that time. The SPF lumber operations can produce approximately 880 million board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber. During the December 2011 quarter, the Company sold its Toronto, Ontario, hardwood flooring plant and announced the closure of its Huntsville, Ontario, hardwood flooring plant. The two operations had a combined capacity of 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two finger joint lumber operations, which were idle for all of fiscal 2012 and fiscal 2013.

Tembec Financial Report 2013      9

Management’s Discussion and Analysis

The following summarizes the current annual capacity of each facility by product group:

SPF LUMBER	mbf
Stud lumber - La Sarre, QC	135,000
Stud lumber - Senneterre, QC	100,000
Stud lumber - Cochrane, ON	110,000
Stud lumber - Kapuskasing, ON	105,000

Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Hearst, ON	160,000

Finger joint lumber - Cranbrook, BC	25,000
880,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000
90,000

The segment is dominated by SPF lumber, which represented 97% of building material sales in fiscal 2013, compared to 94% in the prior year. The volume of SPF lumber sold in fiscal 2013 decreased by 92 million board feet or 11%. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on shipments and volumes. Shipments of lumber from the two sawmills during the first two quarters of the prior year totalled 172 million board feet. Lumber shipments from the Company’s Eastern sawmills increased by 80 million board feet, partially offsetting the previously noted decrease. Shipments were equal to 82% of capacity, up from 73% in fiscal 2012. Market conditions for lumber improved and this translated into increased demand and prices. US $ reference prices for random lumber were up by US $71 per mbf on average while stud lumber increased by US $51 per mbf. Currency was not a significant factor as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. The combined result was a $59 per mbf price increase from a year ago.

Tembec Financial Report 2013      10

Management’s Discussion and Analysis

Specialty wood represented 3% of building material sales in fiscal 2013, down from 6% in the prior year. The decline was due to the sale of the Toronto, Ontario, hardwood flooring plant and the closure of the Huntsville, Ontario, hardwood flooring plant.

There were no engineered wood sales in fiscal 2012 and 2013. The two finger joint facilities were idle for all of fiscal 2012 and fiscal 2013.

The Forest Products segment produced and shipped approximately 870,000 tonnes of wood chips in fiscal 2013, 67% of which were directed to the Company’s pulp and paper operations. In 2012, the segment produced 977,000 tonnes and shipped 80% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $420 million, a decrease of $12 million over the prior year. After eliminating internal sales, the Forest Products segment generated 23% of Company consolidated sales, up from 21% in the prior year. The segment’s main market is North America, which represented 100% of consolidated sales in fiscal 2013, compared to 97% in the prior year.

	Sales		Shipments			Selling prices
	($ millions)		(000 units		)	($ / unit)
	2012	2013	2012	2013		2012	2013
SPF lumber (mbf)	282	295	835.7	743.8		337	396
Specialty wood
Hardwood (mbf)	8	9	12.7	13.6		629	662
Hardwood flooring (000 square ft)	10	-	2.2	-		4,545	-
	18	9
Engineered Wood
Engineered finger joint lumber (mbf)	-	-	-	-		-	-
Total building materials	300	304
Wood chips, logs and by-products	132	116
Total sales	432	420
Internal wood chips and other sales	(84)	(66)
Consolidated sales	348	354

Tembec Financial Report 2013      11

Management’s Discussion and Analysis

Markets

The Company markets its lumber with its own internal sales force.

The benchmark random length Eastern SPF average lumber price (#2 and better delivered Great Lakes) increased from US $370 per mbf to US $441 per mbf in 2013. The reference price for stud lumber also increased with the Eastern average lumber price (delivered Great Lakes) up from US $353 per mbf to US $404 per mbf. The prices were driven by an improving U.S. housing market. Housing starts in the U.S. on a seasonally adjusted basis averaged 906,000 units in fiscal 2013, an increase over the 729,000 units in fiscal 2012. However, these remain below the 2 million unit mark experienced in the 2004-2006 period and the +1.2 million average that would be indicative of normal market conditions. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the duration of the correction has been significantly longer than those of prior cycles. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact than originally anticipated. During fiscal 2013, the Company shipped 388,800 mbf into the U.S. market from its Eastern sawmills. In the prior year, shipments to the U.S. from the Eastern sawmills were 295,000 mbf and shipments from the two Western sawmills were 77,200 mbf in the first six months of fiscal 2012. The improved U.S. market conditions drove the 32% increase in Eastern lumber shipments to the U.S.

While the U.S. housing market improved, this was not the case for the Canadian housing market. Housing starts in Canada on a seasonally adjusted basis averaged 190,000 units, an 11% decline from 214,000 units in the prior year. The weaker Canadian demand for lumber did not affect prices, which are determined primarily by the much larger U.S. market. During fiscal 2013, the Company shipped 355,000 mbf into the Canadian market from its Eastern sawmills. In the prior year, Canadian shipments from the Eastern sawmills totalled 369,200 mbf and shipments from the two Western sawmills were 94,300 mbf in the first six months of fiscal 2012.

The Company’s financial performance continued to be impacted by export taxes on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Since that date, the Company’s Eastern Canadian sawmills have been subject to export quota limitations and a 5% export tax on lumber shipped to the U.S. The SLA provides that during periods of relatively high prices, as was the case during the spring and summer months of 2013, the export tax rate declines. In fiscal 2013, the average tax rate on Eastern lumber shipped to the U.S. was 1.9% and the total cost was $3 million. In fiscal 2012, the average tax rate on Eastern lumber shipments to the U.S. was 4.8% and the total cost was $4 million. The rate decline was due to the higher prices. The impact of the lower rate was partially offset by the increased shipments to the U.S. market.

The Company sold its two British Columbia sawmills in March 2012. As such, the MD&A data includes the mills financial results for the first six months in fiscal 2012. The BC sawmills were subject to a 15% export tax, but shipments were not quota limited. In fiscal 2012, the average rate on shipments was 15% and the total cost was $3 million.

Tembec Financial Report 2013      12

Management’s Discussion and Analysis

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
				Inventory
		Export	Mill	NRV
(in millions of dollars)	Price	taxes	costs	adjustments	Freight	Other	TOTAL
SPF lumber	43	1	(12)	(3)	(3)	6	32
Other segment items	-	-	-	-	-	1	1
	43	1	(12)	(3)	(3)	7	33

In fiscal 2013, adjusted EBITDA was $17 million compared to negative adjusted EBITDA of $16 million in the prior year. SPF lumber adjusted EBITDA improved by $32 million. The previously noted higher selling prices for lumber increased adjusted EBITDA by $43 million. The higher prices were assisted by currency as the Canadian dollar averaged US $0.985, a 0.7% decrease from US $0.992 in the prior year. The previously noted decline in export taxes on Eastern lumber shipped to the U.S. increased adjusted EBITDA by a further $1 million. Sawmill manufacturing costs increased by $12 million, primarily due to increased fibre costs. In the prior year, the segment had benefited from a $3 million favourable adjustment to the carrying values of logs and lumber inventories. There was no net realizable value adjustment in fiscal 2013. The $6 million positive variance in “Other” related primarily to the two BC sawmills. In the first six months of the prior year, the sawmills had generated negative adjusted EBITDA of $5 million. The adjusted EBITDA margin to total sales was 4.0% compared to negative 3.7% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2012	2013	(unfavourable)
Adjusted EBITDA	(16)	17	33
Depreciation and amortization	10	9	1
Other items (gain)	(22)	-	(22)
Operating earnings (loss)	(4)	8	12

The Forest Products segment generated operating earnings of $8 million, as compared to an operating loss of $4 million in fiscal 2012. In addition to the previously noted improvement in adjusted EBITDA, the sale of the BC sawmills and the hardwood flooring operations led to lower depreciation expense. During the prior fiscal year, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million.

Tembec Financial Report 2013      13

Management’s Discussion and Analysis

SPECIALTY CELLULOSE PULP
(in millions of dollars)	2012	2013
Sales - Pulp	407	360
Sales - Chemicals	100	100
	507	460

Freight and other deductions	40	36
Cost of sales	352	331
SG&A	20	20
Adjusted EBITDA	95	73
Adjusted EBITDA margin on sales	18.7%	15.9%
Depreciation and amortization	11	14
Operating earnings	84	59
Identifiable assets (excluding cash)	544	538

The Specialty Cellulose Pulp segment consists of two manufacturing facilities, which produce specialty cellulose pulps.

The specialty cellulose pulp mills have an annual capacity of 310,000 tonnes per year. The pulp produced at the two pulp mills is a high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. The Temiscaming mill also produces “viscose” grade pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry.

The specialty cellulose mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties.

The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at two operating sites in Quebec: Temiscaming and Longueuil. The Company also operates a third facility located in Toledo, Ohio, which manufactures powder and liquid amino-resins. The chemical business periodically purchases and re-sells third party pulp mill by-product chemicals.

The following summarizes the annual operating capacity of each facility:

SPECIALTY CELLULOSE	tonnes
Specialty cellulose - Temiscaming, QC	160,000
Specialty cellulose - Tartas, France	150,000
310,000

CHEMICALS
Resin and related products - Temiscaming and Longueuil, QC; Toledo, Ohio	170,000
Lignin - Temiscaming, QC; Tartas, France	190,000
Ethanol - Temiscaming, QC (million litres)	12.1

Total sales for the Specialty Cellulose Pulp segment were $460 million, a decrease of $47 million from the prior year. The decrease was due to lower shipments of specialty grades. The Specialty Cellulose Pulp segment generated 30% of Company consolidated sales, unchanged from the prior year. The Specialty Cellulose Pulp segment is a global business. In 2013 and fiscal 2012, 62% of consolidated sales were generated outside of Canada and the U.S.

Tembec Financial Report 2013      14

Management’s Discussion and Analysis
	Sales		Shipments			Selling prices
	($ millions)		(000 units		)	($ / unit)
	2012	2013	2012	2013		2012	2013
Specialty pulp
Specialty cellulose (tonnes)	353	318	215.1	186.3		1,641	1,705
Viscose grade (tonnes)	54	43	42.3	44.9		1,264	951
	407	361	257.4	231.2
Chemicals
Resin and related products (tonnes)	55	56	55.7	50.6		987	1,107
Lignin (tonnes)	29	26	132.4	94.8		219	274
Ethanol (000 litres)	9	9	10.0	10.3		900	874
	93	91
Other sales	7	8
Consolidated sales	507	460

Markets

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Permanent sales offices are maintained in Toronto, Canada and Dax, France. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for specialty pulp was 75% in fiscal 2013 versus 83% in the prior year. The decrease in shipment ratio was due primarily to a decrease of 28,800 tonnes in specialty grade pulp shipments. During fiscal 2012 and 2013, both mills operated as planned and no production curtailments were taken for market conditions. However, demand for specialty grades was weaker in fiscal 2013 and as a result the mills operated at a reduced rate, producing 16,700 fewer tonnes than in the prior year. Despite the lower demand, realized prices increased by $64 per tonne, assisted by a Canadian dollar that was weaker versus the euro and the US dollar. Market conditions in the viscose grade continued to weaken from the record levels reached in 2011 and prices declined by $313 per tonne. The viscose grade market continues to suffer from excess production capacity brought on by the very high prices reached in 2011. The Company has a strategy of gradually reducing its exposure to the viscose market by producing additional specialty grade volume. Unfortunately, the weaker specialty market conditions experienced in fiscal 2013 did not permit the Company to make any progress with this strategy. In fiscal 2013, viscose grade shipments totalled 44,900 tonnes, compared to 42,300 tonnes in the prior year.

Tembec Financial Report 2013      15

Management’s Discussion and Analysis

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Mill	Inventory NRV
(in millions of dollars)	Price	costs	adjustments	Mix & volume	Other	TOTAL
Specialty cellulose	(2)	(10)	(1)	(12)	1	(24)
Chemicals	5	(3)	-	-	-	2
	3	(13)	(1)	(12)	1	(22)

Fiscal 2013 adjusted EBITDA was $73 million compared to $95 million in the prior year, a decrease of $22 million. Higher realized prices for specialty grades increased adjusted EBITDA by $12 million. But this was more than offset by the significant decline in viscose grade prices, which reduced adjusted EBITDA by $14 million. Manufacturing costs at the two specialty pulp mills increased by $10 million, primarily for chemicals and under-absorption of fixed costs as the two mills produced 16,700 fewer tonnes in fiscal 2013. During the current year, the segment also absorbed a net realizable value charge of $1 million on the carrying value of its viscose grade pulp inventories as pricing ended the year at levels that were less than total estimated delivered cost. Adjusted EBITDA was also negatively impacted by a volume variance of $12 million caused by lower shipments of specialty grade pulp.

The $5 million favourable chemicals price variance was due to higher lignin and resin prices. However, resin raw material costs increased by $4 million and resin profitability declined by $2 million. The increase of $2 million in chemicals adjusted EBITDA was due to the Canadian lignin business, which experienced higher prices and lower costs.

The Temiscaming specialty cellulose mill purchased approximately 305,700 bone dry tonnes of wood chips in fiscal 2013, down from 370,200 in the prior year. Of this amount, approximately 73% was supplied by the Forest Products segment, compared to 66% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased 284,000 bone dry tonnes of wood in fiscal 2013 as compared to 287,000 bone dry tonnes in the prior year. The fibre is sourced from many private landowners.

Overall, lower viscose grade prices and higher manufacturing costs reduced adjusted EBITDA margins from 18.7% in 2012 to 15.9% in 2013.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2012	2013	(unfavourable)
Adjusted EBITDA	95	73	(22)
Depreciation and amortization	11	14	(3)
Operating earnings	84	59	(25)

The Specialty Cellulose Pulp segment generated operating earnings of $59 million during the most recently completed fiscal year, compared to operating earnings of $84 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

Tembec Financial Report 2013      16

Management’s Discussion and Analysis

PAPER PULP
(in millions of dollars)	2012	2013
Sales (1)	507	418
Freight and other deductions	105	80
Cost of sales (1)	427	325
SG&A	7	8
Adjusted EBITDA	(32)	5
Adjusted EBITDA margin on sales	(6.3)%	1.2%
Depreciation and amortization	23	14
Other item:
Chetwynd impairment loss	50	-
Skookumchuck asset impairment loss	-	22
Loss on sale of Skookumchuck	-	2
Operating loss	(105)	(33)

Identifiable assets (excluding cash)	156	142
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment consisted of four market pulp manufacturing facilities. Prior to May 2013, the Company owned and operated a chemical softwood kraft (NBSK) paper pulp mill located in Skookumchuck, BC. The mill had a capacity to produce 270,000 tonnes per year. Its financial results are included in the segment’s results for all of fiscal 2012 and for approximately eight months in fiscal 2013. The remaining three facilities are hardwood high-yield pulp mills. They produce pulp with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent. The Chetwynd, BC, mill has been idle since September 2012 due to relatively low prices resulting from significant new capacity start-ups of BEK pulp mills in the Southern hemisphere.

The following summarizes the annual capacity of each facility:

HIGH-YIELD PULP	tonnes
Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
805,000

This segment shipped 542,700 tonnes of high-yield pulp in fiscal 2013 compared to 640,700 tonnes in the prior year. The Chetwynd, BC, pulp mill did not operate in fiscal 2013, reducing shipments by 175,800 tonnes. This reduction was partially offset by higher shipments from the Company’s two other high-yield pulp mills. NBSK pulp shipments declined by 58,400 tonnes as a result of the sale of the Skookumchuck pulp mill in mid-May 2013.

High-yield pulp shipments include 61,600 tonnes consumed by the Company’s paperboard operations, as compared to 60,100 tonnes in the prior year. The paperboard operations did not utilize any internally produced NBSK in fiscal 2013, as compared to 17,300 tonnes consumed in the prior year.

Total sales for the Paper Pulp segment were $418 million, a decrease of $89 million from the prior year. After eliminating internal sales, the Paper Pulp segment generated 25% of Company consolidated sales, as compared to 28% in the prior year. The Paper Pulp segment is more export oriented than the other business segments within the Company. In 2013, 86% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 87% in the prior year. China alone accounted for 44% of sales compared to 38% in the prior year.

Tembec Financial Report 2013      17

Management’s Discussion and Analysis
	Sales		Shipments			Selling prices
	($ millions)		(000 tonnes		)	($ / tonne)
	2012	2013	2012	2013		2012	2013
Hardwood high-yield pulp	352	308	640.7	542.7		549	568
NBSK pulp	155	110	222.5	164.1		697	670
Total sales	507	418	863.2	706.8
Internal sales	(42)	(30)	(77.4)	(61.6)
Consolidated sales	465	388	785.8	645.2

Markets

The Company markets its pulp on a world-wide basis, primarily through its own sales force. Sales offices are maintained in Toronto, Canada and Dax, France. Contractual arrangements with third party representatives are also utilized.

The shipments to capacity ratio for high-yield pulp was at 96% versus 80% in the prior year. The fiscal 2013 ratio does not include the capacity of the Chetwynd pulp mill, which has been indefinitely idled since September 2012 due to relatively weak demand and pricing for high-yield pulp. While the reference price for BEK increased by US $53 per tonne, the increase in high-yield pricing was a more modest US $14 per tonne. Currency was relatively unchanged as the Canadian dollar averaged US $0.985, a 0.7% decline from US $0.992 in the prior year. Overall, Canadian dollar prices for high-yield pulp increased by $19 per tonne. Inventory levels ended the year at 22 days of supply as compared to 35 days at the end of fiscal 2012.

The shipments to capacity ratio for NBSK pulp was 96% in fiscal 2013, up from 82% in the prior year. In fiscal 2012, the Skookumchuck mill productivity had been adversely affected by 17 days of unplanned downtime to effect repairs on its recovery boiler. The benchmark price (delivered China) increased by US $1 per tonne. However, discounts to reference prices increased year-over-year and NBSK price realizations declined by $27 per tonne.

Tembec Financial Report 2013      18

Management’s Discussion and Analysis

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Mill	Inventory NRV
(in millions of dollars)	Price	costs	adjustments	Other	TOTAL
High-yield pulp	13	(8)	5	11	21
NBSK pulp	(4)	19	2	1	18
Other segment items	-	-	-	(2)	(2)
	9	11	7	10	37

Fiscal 2013 adjusted EBITDA was $5 million compared to negative $32 million in the prior year. The previously noted increase in high-yield pulp selling prices increased adjusted EBITDA by $13 million. This was partially offset by a $4 million reduction due to weaker NBSK prices. Mill level costs at the two high-yield pulp mills increased by $8 million, primarily due to higher chemical costs. Manufacturing costs at the NBSK mill improved significantly. In the prior year, the mill had absorbed costs related to 17 days of unplanned downtime to repair its recovery boiler. The segment also benefited from a favourable variance of $7 million on the net realizable value (NRV) of finished goods inventories. In the prior year, low pulp selling prices in the September 2012 quarter had generated a charge of $3 million on the estimated NRV of finished goods inventories. During the fiscal 2013, pricing gradually improved and the Company recorded a gain of $4 million relating to NRV adjustments on the carrying value of finished goods inventories. The $11 million favourable variance in “Other” category relates primarily to the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $12 million in the prior year.

The pulp mills purchased approximately 834,500 bone dry tonnes of wood chips in fiscal 2013, down from 1,189,000 in the prior year. The decline was due to the idling of the Chetwynd high-yield pulp mill and the sale of the Skookumchuck NBSK pulp mill. Of this amount, approximately 20% was supplied by the Forest Products segment, compared to 29% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations.

Overall, higher high-yield pulp prices and lower NBSK costs increased profitability with an adjusted EBITDA margin of 1.2% compared to negative 6.3% in the prior year.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2012	2013	(unfavourable)
Adjusted EBITDA	(32)	5	37
Depreciation and amortization	23	14	9
Other items	50	24	26
Operating loss	(105)	(33)	72

The Paper Pulp segment generated an operating loss of $33 million during the most recently completed fiscal year, compared to an operating loss of $105 million in the prior year. In addition to the previously noted improvement in adjusted EBITDA, the segment saw depreciation expense decline by $9 million due primarily to the sale of the Skookumchuck pulp mill. The prior year operating results included a $50 million asset impairment charge relating to the Chetwynd high-yield pulp mill. The current year included a $22 million asset impairment charge and a subsequent $2 million loss on sale related to the Skookumchuck pulp mill.

Tembec Financial Report 2013      19

Management’s Discussion and Analysis

PAPER
(in millions of dollars)	2012	2013
Sales	346	332
Freight and other deductions	46	46
Cost of sales	252	250
SG&A	11	11
Adjusted EBITDA	37	25
Adjusted EBITDA margin on sales	10.7%	7.5%
Depreciation and amortization	2	3
Operating earnings	35	22

Identifiable assets (excluding cash)	120	137

The Paper segment currently includes two paper manufacturing facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Quebec, produces multi-ply coated bleached board on one machine. The board mill is partially integrated with a high-yield pulp mill. The total capacity of the Paper segment is 420,000 tonnes.

The following summarizes the products and capacity of each facility:

COATED BLEACHED BOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	240,000

Coated bleached board shipments represented 44% of Paper segment shipments in fiscal 2013, unchanged from the prior year. As a percentage of total segment sales, coated bleached board represented 61% of sales compared to 59% in the prior year.

Newsprint shipments represented 56% of Paper segment shipments in fiscal 2013, unchanged from the prior year. In terms of total segment sales, newsprint represented 39% of sales compared to 41% in the prior year.

Sales for the Paper segment totalled $332 million, as compared to $346 million in the prior year. The segment generated 22% of Company consolidated sales, as compared to 21% in fiscal 2012. The focus of the paper business is North America, which accounted for 94% of consolidated sales in 2013, unchanged from the prior year. The U.S. alone accounted for 74% of sales in fiscal 2013, as compared to 77% in the prior year.

	Sales		Shipments			Selling prices
	($ millions)		(000 tonnes		)	($ / tonne)
	2012	2013	2012	2013		2012	2013
Coated bleached board (rolls and sheets)	204	201	171.2	169.9		1,192	1,183
Newsprint	142	131	221.8	215.9		640	608
Consolidated sales	346	332	393.0	385.8

Tembec Financial Report 2013      20

Management’s Discussion and Analysis

Markets

The benchmark reference price for coated bleached board rolls (16 point) averaged US $1,118 per short ton in fiscal 2013, a US $14 per short ton decrease over the prior year. Relatively stable pricing was supported by good market demand. The shipments to capacity ratio for coated bleached board was 94% in fiscal 2013 compared to 95% in the prior year. These percentages reflect the good market fundamentals of the North American coated bleached board market over the last two years. The board mill operated at “full” capacity in both fiscal 2012 and fiscal 2013, with no market downtime taken in either year. The small decline in US $ prices was partially offset by currency as the Canadian dollar averaged $0.985, a 0.7% decrease from US $0.992 in the prior year. Overall, average price realizations for rolls and sheets declined by $9 per short ton. The inventory level at year-end was at 36 days, compared to 50 days at the end of the prior year.

The benchmark newsprint price (48.8 gram – East Coast) averaged US $617 per tonne in fiscal 2013, a decrease of US $23 per tonne from the prior year. The shipments to capacity ratio for newsprint was 90% as compared to 92% in the prior year. While these ratios would normally be indicative of a stable market, that was not the case for North American newsprint, as demand continued to decline. Inventory levels at year-end were at 11 days, as compared to 14 days at the end of the prior year, which is a normal level for the newsprint mill.

Tembec Financial Report 2013      21

Management’s Discussion and Analysis

Operating Results

The following summarizes adjusted EBITDA variances by major element:

	Variance - favourable (unfavourable)
		Mill	Freight
(in millions of dollars)	Price	costs	SGA	Other	TOTAL
Coated bleached board	(2)	(6)	1	1	(6)
Newsprint	(7)	4	(2)	-	(5)
Other segment items	-	-	-	(1)	(1)
	(9)	(2)	(1)	-	(12)

Fiscal 2013 adjusted EBITDA was $25 million compared to $37 million in the prior year. Lower coated bleached board and newsprint prices reduced adjusted EBITDA by $9 million. Manufacturing costs at the coated bleached board mill increased by $6 million, primarily for purchased pulp, chemicals and under-absorption of fixed costs, as the mill produced 7,400 fewer tonnes. Manufacturing costs at the newsprint mill declined by $4 million, primarily as a result of lower energy costs.

The coated bleached board mill utilizes a combination of chemical kraft and high-yield pulp to produce a three-ply sheet. During fiscal 2013, the mill utilized 61,600 tonnes of high-yield pulp supplied by the Temiscaming high-yield pulp mill versus 60,000 tonnes in fiscal 2012. In the prior year, the mill consumed 17,300 tonnes of NBSK supplied by the Company’s Skookumchuck pulp mill. There were no internal NBSK shipments in fiscal 2013. The balance of pulp requirements is purchased from third parties.

The newsprint mill utilizes virgin fibre, primarily in the form of wood chips. During fiscal 2013, the operations purchased 234,400 bone dry tonnes of virgin fibre, of which approximately 81% was internally sourced. In the prior year, 238,500 bone dry tonnes of virgin fibre were purchased, with 80% being sourced internally.

Overall, the lower prices and the higher costs reduced adjusted EBITDA margins from 10.7% to 7.5%.

The following summarizes operating results variances by major element:

			Variance
			favourable
(in millions of dollars)	2012	2013	(unfavourable)
Adjusted EBITDA	37	25	(12)
Depreciation and amortization	2	3	(1)
Operating earnings	35	22	(13)

The Paper segment generated operating earnings of $22 million compared to operating earnings of $35 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

Tembec Financial Report 2013      22

Management’s Discussion and Analysis

CORPORATE
(in millions of dollars)	2012	2013
General and administrative expenses	21	21
Share-based compensation	(1)	1
Other items:
Custodial - idled facilities	10	7
Gain on sale of BC office	-	(2)
Impairment of Temlam loan receivable	16	-
Gain on sale of minority equity investment	(4)	-
Operating expenses	42	27

The Company recorded a $1 million expense for share-based compensation in the current year as compared to a $1 million credit in the prior year. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the Board of Directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $7 million in the most recent year, as compared to $10 million in the prior year.

In fiscal 2013, the Company generated a gain of $2 million related to the sale of the Cranbrook, BC, office.

The prior year includes a $16 million loss relating to the impairment of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility was unlikely and adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The prior year also included a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

Tembec Financial Report 2013      23

Management’s Discussion and Analysis

NON-OPERATING ITEMS

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)	2012	2013
Interest on debt	38	42
Interest income	(1)	-
Capitalized interest	(2)	(9)
Foreign exchange items	4	(1)
Employee future benefits	-	(7)
Bank charges and other	2	3
	41	28

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. In the prior year, the amount of outstanding notes was US $255 million for the first five months of the year. The increase in capitalized interest was caused by the Temiscaming specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the most recent fiscal year, gains are generated. In the prior year, the Canadian dollar strengthened versus the US dollar and a loss was generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During fiscal 2013, the Company recorded a loss of $14 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.971.

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

(in millions of dollars)	2012	2013
Loss before income taxes	(60)	(13)
Anticipated income tax recovery	(16)	(3)
Increase (decrease):
Difference in statutory rates	6	1
Unrecognized tax asset	32	21
Permanent differences	-	2
Income tax expense	22	21

Tembec Financial Report 2013      24

Management’s Discussion and Analysis

During fiscal 2013, the Company recorded an income tax expense of $21 million on a loss before income taxes of $13 million. The income tax expense reflected a $24 million unfavourable variance versus an anticipated income tax recovery of $3 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rate increased the expense by $1 million. This included an increase of $6 million due to the higher corporate tax rate applicable to the Company’s French operations, partially offset by a decrease of $5 million due to reduced operations in the Province of BC. The most significant item was a $21 million increase related to non-recognition of tax assets. This included a $24 million increase related to the losses of the Canadian operations for which no deferred tax asset was recognized. Based on past financial performance, it has not been determined that future realization of these assets is probable. This was partially offset by the recognition of $3 million of tax assets related to the Company’s U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount is probable. Permanent differences increased the expense by $2 million.

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated income tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the expense by $6 million. This was due primarily to the higher corporate tax rate applicable to the Company’s French operations. The most significant item was a $32 million increase related to non-recognition of tax assets of the Canadian operations.

NET LOSS

The Company generated a net loss of $34 million or $0.34 per share for the year ended September 28, 2013, compared to a net loss of $82 million or $0.82 per share for the year ended September 29, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	2012		2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(82)	(0.82)	(34)	(0.34)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(11)	(0.11)	12	0.12
Impairment of Temlam loan receivable	14	0.14	-	-
Gain on sale of minority equity investment	(4)	(0.04)	-	-
Loss on sale/closure of hardwood flooring plants	2	0.02	-	-
Gain on sale of BC sawmills	(18)	(0.18)	-	-
Asset impairment of Chetwynd pulp mill	37	0.37	-	-
Asset impairment and loss on sale of Skookumchuck pulp mill	-	-	17	0.17
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	8	0.08	6	0.06
Unrecognized deferred tax assets on above items	10	0.10	10	0.10
Net earnings (loss) excluding specific items
- not in accordance with IFRS	(44)	(0.44)	10	0.10

Tembec Financial Report 2013      25

Management’s Discussion and Analysis

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the last two fiscal years:

(in millions of dollars)	2012	2013
Net loss	(82)	(34)
Foreign currency translation gain (loss) on foreign operations	(11)	15
Employee future benefit gain (loss)	(38)	132
Recognition of tax asset	-	2
Total comprehensive earnings (loss)	(131)	115

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During fiscal 2013, the currency translation of the French operations generated a gain of $16 million, partially offset by a loss of $1 million relating to U.S. operations. In the prior year, the currency translation of the French operations generated a loss of $12 million, partially offset by a gain of $1 million relating to U.S. operations.

During fiscal 2013, the Company recognized a gain of $132 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.7% to 4.6%, thereby reducing estimated future obligations by $102 million. As well, the actual return on plan assets exceeded the expected return by $31 million. The Company also recognized a loss of $1 million based on plan experience in fiscal 2013. Comprehensive earnings were increased by $2 million due to recognition of a deferred tax asset generated by previously unrecognized losses of the U.S. operations. It has been determined that the realization of this amount of tax assets is probable. In the prior year, the Company recognized a loss of $38 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.5% to 3.7%, thereby increasing estimated future obligations by $79 million. This was partially offset by the actual return on plan assets being $31 million higher than the expected return. The Company also recognized a gain of $10 million based on plan experience of fiscal 2012.

SUBSEQUENT EVENTS

On September 30, 2013, the Company announced the BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. At the date of this report, the Company completed the sale of various parcels of land for total gross proceeds of $23 million.

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties. Based on the aforementioned volume and current prices for viscose grade pulp in China, the impact of the duties on the Company’s financial results would be approximately $4 million per year. In anticipation of the potential antidumping duties, the Company has been developing a plan to reduce their impact.

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Management’s Discussion and Analysis

QUARTERLY FINANCIAL INFORMATION
(in millions of dollars, except per share amounts)

	2012				2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Sales	401	407	415	443	376	407	399	352
Adjusted EBITDA	12	2	27	23	19	24	30	25
Depreciation and amortization	12	10	11	13	11	9	9	11
Other items	2	(5)	2	51	1	23	4	1
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	13
Net earnings (loss)	(16)	(14)	(5)	(47)	(10)	(26)	(4)	6
Basic and fully diluted net earnings (loss) in dollars per share	(0.16)	(0.14)	(0.05)	(0.47)	(0.10)	(0.26)	(0.04)	0.06
Comprehensive earnings (loss)	(21)	(14)	(10)	(86)	(4)	35	34	50

FOURTH QUARTER ANALYSIS

The Company reported net earnings of $6 million or $0.06 per share in the fourth quarter ended September 28, 2013, compared to a net loss of $47 million or $0.47 per share in the same quarter of fiscal 2012. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales decreased by $91 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.963, a 4.0% decrease from US $1.003 in the year ago quarter. Forest Products segment sales decreased by $3 million as a result of lower shipments. Specialty Cellulose Pulp segment sales decreased by $10 million due to lower shipments, partially offset by higher prices. Paper Pulp segment sales declined by $67 million due to lower shipments. Paper segment sales declined by $15 million due to lower shipments.

Adjusted EBITDA increased by $2 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $7 million from the prior year quarter due to higher costs. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $3 million due to higher costs, partially offset by higher prices. Paper Pulp segment adjusted EBITDA increased by $16 million due to lower costs and higher prices. Paper segment adjusted EBITDA decreased by $6 million due to higher costs.

The Company generated operating earnings of $13 million compared to an operating loss of $41 million in the same quarter a year ago. The improvement in operating results is due primarily to a favourable variance in other items. In the prior year quarter, the Company had absorbed a charge of $50 million relating to the impairment of the Chetwynd, BC, high-yield pulp mill.

There were no significant interest expense variances quarter-over-quarter. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case in both September quarters, losses are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

During the September 2013 quarter, the Company recorded a gain of $7 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.951 to US $0.971.

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Management’s Discussion and Analysis

During the September 2012 quarter, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.976 to US $1.017.

During the September 2013 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes of $11 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates reduced the income tax expense by $4 million. This included a decrease of $5 million due to the reduced operations in the province of BC, partially offset by an increase of $1 million due to the higher corporate tax rate applicable to the Company’s French operations. This item was offset by a $9 million increase related to the non-recognition of tax assets. The September 2013 quarter absorbed an $11 million increase related to period losses of the Canadian operations for which no deferred tax asset was recognized. Based on past financial performances, it has not been determined that the future realization of these assets is probable. This was partially offset by a $2 million decrease relating to a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performances, it has been determined that the future realization of this amount of tax assets is probable. Permanent differences increased the expense by $3 million.

During the September 2012 quarter, the Company recorded an income tax expense of $5 million on a loss before income taxes of $42 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated income tax recovery of $11 million based on the Company’s effective tax rate of 26.3% . The higher corporate tax rate applicable to the Company’s French operations increased the expense by $2 million. The prior year quarter absorbed a $16 million increase related to period losses of the Canadian operations for which no deferred tax asset was recognized. Permanent differences decreased the expense by $2 million.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the September 2013 quarter, the currency translation of the French operations generated a gain of $3 million. In the September 2012 quarter, the currency translation of the French operations generated a loss of $2 million. The currency translation of the U.S. operations generated a gain of $1 million.

During the September 2013 quarter, the Company recognized a gain of $39 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.5% to 4.6%, thereby reducing estimated future obligation by $19 million. As well, the actual return on plan assets exceeded the expected return by $21 million. The Company also recognized a loss of $1 million based on plan experience of the most recent fiscal year. Comprehensive earnings were increased by $2 million due to the recognition of a deferred tax asset generated by previously unrecognized losses of the U.S. operations. Based on past financial performance, it has been determined that the future realization of this amount of tax assets is probable. During the September 2012 quarter, the Company recognized a loss of $38 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.5% to 3.7%, thereby increasing estimated future obligations by $79 million. This was partially offset by the actual return on plan assets being $31 million higher than the expected return. The Company also recognized a gain of $10 million based on plan experience of fiscal 2012.

The fourth quarter 2013 interim MD&A issued on November 21, 2013, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

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Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

On a quarterly basis, sales and margins were negatively impacted by relatively low lumber and paper pulp prices. Currency continued to negatively impact Canadian operations as the Canadian dollar remained close to parity over the last eight quarters, averaging US $0.987 with a quarterly average high of US $1.009 and a low of US $0.963.

The Forest Products segment generated adjusted EBITDA of $1 million during the last eight quarters. This represents an average margin of 0.1% on sales of $852 million. The U.S. lumber and housing market was relatively weak during the last two years and the Company’s lumber shipments to capacity ratio averaged 78%. The U.S. market has recently improved and lumber prices have followed this trend. The Forest Products segment posted four quarters of positive adjusted EBITDA in fiscal 2013, with a margin of 4.0% . The financial performance was negatively impacted by export taxes on lumber shipped to the United States. The total amount incurred over the last two years was $10 million. However, the impact of lumber export taxes is declining as the lumber market improves and prices increase. The $3 million incurred in fiscal 2013 represents the lowest level since export taxes were imposed in 2006.

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $168 million during the last eight quarters. This represents an average margin of 17.4% on sales of $967 million. The margins averaged 18.7% in fiscal 2012 when specialty cellulose pulp prices were higher. A weakening of pulp prices in fiscal 2013 resulted in weaker results and average margins declined to 15.9% .

The Paper Pulp segment generated negative adjusted EBITDA of $27 million during the last eight quarters. This represents a negative margin of 2.9% on sales of $925 million. The market for paper pulp has been weak over the last two years, but improved slightly in fiscal 2013. This allowed the segment to generate positive adjusted EBITDA of $5 million in fiscal 2013.

The Paper segment generated adjusted EBITDA of $62 million over the last eight quarters. This represents an average margin of 9.1% on sales of $678 million. Prices for coated bleached board and newsprint have not fluctuated significantly over the last two years and segment financial results have been relatively stable.

Corporate general and administrative expenses of the Company have averaged approximately $5 million per quarter over the last two years and there has been no significant changes in the composition of those expenses.

Overall, the Company generated adjusted EBITDA of $162 million in the last eight quarters. This represents an average margin of approximately 5.1% on sales of $3.2 billion.

Other items reduced the Company’s operating earnings by $79 million during the last eight quarters. While there were several offsetting favourable and unfavourable items, the most significant unfavourable items were a $50 million asset impairment charge taken in the September 2012 quarter and an asset impairment charge of $22 million taken in the March 2013 quarter.

The Company recorded a loss of $1 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly US debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $13 million in the September 2012 quarter to a loss of $11 million in the June 2013 quarter.

During the last two years, the Company has recorded an income tax expense of $43 million. The expense relates primarily to its French operations as the Canadian operations have significant amounts of unrecognized tax assets.

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Management’s Discussion and Analysis

FINANCIAL POSITION AND LIQUIDITY

FREE CASH FLOW
(in millions of dollars)	2012	2013
Cash flow from operations before working capital changes	13	36
Less:
Additions to property, plant and equipment	120	137
Interest on debt	38	42
Free cash flow (negative)	(145)	(143)

Cash flow from operations before working capital changes in fiscal 2013 was $36 million, compared to $13 million in the prior year. The increase in cash flow was caused by the higher adjusted EBITDA. After allowing for capital expenditures of $137 million and interest on debt of $42 million, free cash flow in fiscal 2013 was negative $143 million compared to negative $145 million in the prior year. In fiscal 2013, non-cash working capital items used $13 million. The increase in working capital was caused by a $33 million decline in trade payables and accruals. The prior year-end balance included significant payables and accruals for construction and annual maintenance shutdowns. As a result, cash flow from operations improved from negative $72 million in fiscal 2012 to $23 million in fiscal 2013.

CAPITAL SPENDING
(in millions of dollars)	2012	2013
Forest Products	12	7
Specialty Cellulose Pulp - Cogen project	56	78
Specialty Cellulose Pulp - Other	30	32
Paper Pulp	13	10
Paper	7	9
Corporate	2	1
Net capital expenditures	120	137
As a % of consolidated sales	7.2%	8.9%
As a % of depreciation	261%	343%

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Management’s Discussion and Analysis

During fiscal 2013, capital expenditures totalled $137 million compared to $120 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. The total estimated cost of the project is currently $235 million. During fiscal 2013, $78 million was spent on the project, bringing total cumulative project expenditures to $137 million.

The completion of the boiler portion of the project is scheduled for May 2014 and the start-up of the turbine should occur in October 2014. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s fiscal 2012 financial results.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the fiscal 2012 financial results.

On May 17, 2013, the Company sold its NBSK pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded an asset impairment charge of $22 million and a loss on sale of $2 million in the fiscal 2013 financial results.

FINANCING ACTIVITIES

The Company’s objective is to maintain the net debt to total capitalization ratio at 40% or less. The goal is to keep a relatively strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 28, 2013, as compared to 45% at the end of the prior fiscal year. The increase was due to new debt to fund the previously noted Temiscaming specialty cellulose Cogen project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming Cogen project is completed and begins to generate the projected incremental adjusted EBITDA.

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Management’s Discussion and Analysis

LONG-TERM DEBT
(in millions of dollars)	2012	2013
Tembec Industries - US $305 million 11.25% senior secured notes due December 2018	300	314
Temiscaming project financing - 6.35% secured term loan	20	20
Temiscaming project financing - 5.5% secured term loan	-	40
French operations	22	17
Kirkland Lake Engineered Wood Products Inc.	8	9
Other debt	2	2
Total long-term debt	352	402
Less net unamortized financing costs	13	17
	339	385
Current portion included in above	16	16

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and assets of the Company. They are also secured by a second priority lien on accounts receivable, inventories and certain intangibles.

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15½-year term consisting of a 42 month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares at a price of $7 per share. This option expires on August 30, 2017. As at the end of September 2013, the Company had drawn $40 million of the $75 million available. During the September 2013 quarter, the Company negotiated an additional tranche of project financing, effectively increasing the total funding from the lender to $93 million. This new $18 million tranche is also secured by a second charge on project assets and the interest rate remains at 5.5% . This second tranche is repayable in 48 equal monthly instalments beginning in April 2016. In connection with the additional funding, the Company granted the lender a five-year option to acquire 712,000 common shares at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the option. This option will be granted on the date of the first advance under the second $18 million tranche, which cannot occur until the Company has drawn the entire $75 million of the first tranche.

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan is the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan is secured by a first ranking charge on the project assets. In July 2012, the Company received $20 million representing the first advance under the facility. The interest rate on this advance was set at 6.35% . During the September 2013 quarter, the Company increased the size of the facility to $40 million. As part of the loan amendment, the terms of the remaining $10 million to be drawn on the original facility were amended to correspond to those of the new $10 million in funding. The initial $20 million drawn in July 2012 is repayable in blended monthly instalments over an eight-year period beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022. In mid-October 2013, the Company received the remaining $20 million on the facility.

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Management’s Discussion and Analysis

This second tranche bears interest at a rate of 6.86% and is repayable in blended monthly instalments over a period of eight years beginning in November 2014, with a “balloon” payment of $12 million to be repaid in October 2022.

The two previously noted facilities will be utilized to fund $73 million of the $98 million required to complete the Temiscaming, Quebec, specialty cellulose project. The Company intends to fund the remaining amount from available cash resources and cash flows from operations.

The debt of the French operations relates to the Company’s specialty cellulose pulp mill. The decrease in debt was due to scheduled amortization payments.

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “developing” outlook with respect to its rating.

The current portion of long-term debt includes $9 million related to the Kirkland Lake Engineered Wood Products facility. This operation has been idle for several years and the loan has been subject to a “standstill” agreement between the Company and the lender. This is a non-recourse facility and while it is classified as a current item, the Company considers it highly unlikely that it will repay this facility in the next 12 months.

At the end of September 2013, the Company had total cash of $74 million (including restricted cash) plus unused operating lines of $35 million for total liquidity of $109 million. At the end of September 2012, the Company had total cash of $92 million and unused operating lines of $48 million for total liquidity of $140 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. The Company defines “operating lines” to include loans of various durations which are secured by charges on accounts receivable and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across several entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES
(in millions of dollars)	2012	2013
Borrowing base	187	168
Less: availability reserve	(23)	(20)
Net availability	164	148

Outstanding letters of credit	(48)	(56)
Amount drawn	(68)	(57)
Unused amount	48	35

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. In March 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $5 million at the end of the September 2013 quarter.

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Management’s Discussion and Analysis

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES
(in millions)	2012	2013
Shares outstanding - opening	100	100
Shares outstanding - ending	100	100

There were no shares issued in fiscal 2012 and fiscal 2013.

Prior to February 29, 2012, there were 11,093,943 outstanding warrants. The warrants were convertible into an equal amount of common shares. They would have been deemed to be exercised and automatically converted into common shares if the 20-day volume-weighted average trading price of a single common share reached or exceeded $12.00 or immediately prior to any transaction that would have constituted a change of control at a purchase price per common share equal to at least $12.00. The warrants expired unexercised on February 29, 2012.

Pursuant to options granted under the prior Long-Term Incentive Plan (LTIP), an additional 95,852 shares may be issued. The weighted average exercise price of the options was $60.09 per share with expiry dates up to 2016. As at September 28, 2013, all of the options were exercisable.

On August 30, 2012, the Company granted a lender a five-year option to acquire 3 million common shares at a price of $7 per share. The option expires August 30, 2017. As well, the Company agreed to grant the same lender a five-year option to acquire 712,000 common shares at a premium of 30% on the average trading price of the share over five business days prior to the issuance of the option. The option will be granted on the date of a future advance.

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Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS AND CONTRACTUAL OBLIGATIONS

FINANCIAL ASSETS AND LIABILITIES	September 28, 2013
(in millions of dollars)	Carrying value	Fair value
Financial assets
Cash and cash equivalents	73	73
Restricted cash	1	1
Trade and other receivables	157	157
Loans receivable	10	10

Financial liabilities
Operating bank loans	57	57
Trade, other payables and accrued charges	195	195
Interest payable	10	10
Long-term debt (including current portion)	385	428

The carrying values for cash and cash equivalents, restricted cash, trade and other receivables, loans receivable, operating bank loans, trade, other payables and accrued charges, and interest payable approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $43 million higher than its carrying value. Unamortized financing costs increased the fair value by $17 million. The fair value was increased by a further $26 million as the Company’s US $305 million senior secured notes were trading above par at year-end.

FINANCIAL RISKS

Credit Risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts at September 2013 was negligible, unchanged from the prior year.

Liquidity Risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity. As noted previously, the Company had total cash of $74 million plus unused operating lines of $35 million, for total liquidity of $109 million as at September 28, 2013.

The Company currently has sufficient available cash resources and access to additional funding to meet its commitments for at least the next 12-month period. This is based on certain assumptions regarding general economic conditions, the availability of borrowings on existing credit facilities to fund operating and capital requirements and the projected operating results of the various business segments. Access to future borrowings is dependent on meeting the terms and conditions contained in the Company’s various credit facilities. An adverse perception in the capital markets of the Company’s financial condition or prospects could limit future access to debt and equity markets.

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Management’s Discussion and Analysis

The Company is currently proceeding with an ambitious capital expenditure program, including a $235 million project at the Temiscaming specialty cellulose mill, which is increasing liquidity risk. The Company has negotiated two credit agreements that will provide up to $133 million of project financing for the Temiscaming specialty cellulose project. These project credit facilities contain terms and conditions specific to the project, including project completion commitments. If general economic conditions were to deteriorate significantly, or if the Company was unable to meet the terms of the new project credit facilities, or if future operating performance is significantly below expectations, the Company may have to reduce or defer its capital expenditure plans.

Foreign Currency Risk

This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity Price and Operational Risk

These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS	Total	Within 1	2 - 3	4 - 5	After 5
(in millions of dollars)		year	years	years	years
Long-term debt	402	16	13	11	362
Interest on long-term debt	214	40	78	77	19
Operating leases	9	4	4	1	-
Purchase obligations	170	106	54	10	-
Pension obligations:
Current service costs	119	8	15	15	81
Past service costs	172	37	65	33	37
	1,086	211	229	147	499

The table above shows the Company’s contractual obligations as at September 28, 2013. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The current service costs are limited to a 15-year period and are based on estimated future employee service for existing registered defined benefit plans. Past service costs include estimated solvency and going concern amortization payments.

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Management’s Discussion and Analysis

2012 vs. 2011

FINANCIAL SUMMARY
(in millions of dollars, unless otherwise noted)	2011	2012
Sales	1,743	1,666
Adjusted EBITDA	98	64
Depreciation and amortization	48	46
Other items	3	50
Operating earnings (loss)	47	(32)
Net loss	(5)	(82)
Basic and diluted net loss in dollars per share	(0.05)	(0.82)
Total assets (at year-end)	1,093	1,059
Total long-term debt (at year-end) (1)	289	339
Total long-term liabilities (at year-end)	574	627
(1) includes current portion

Sales decreased by $77 million as compared to fiscal 2011. Currency was favourable as the Canadian dollar averaged US $0.992, a 2.1% decrease from US $1.013 in the prior year. Forest Products segment sales decreased by $39 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $31 million due to significantly lower shipments and prices. High-Yield Pulp segment sales decreased by $26 million due to lower shipments and prices. Paper segment sales increased by $7 million due to primarily to higher prices.

In fiscal 2012, adjusted EBITDA declined by $34 million over the prior year. Forest Products segment adjusted EBITDA was up $31 million from the prior year primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $48 million due to higher costs and lower prices. High-Yield Pulp segment adjusted EBITDA declined by $26 million due to higher costs and lower prices. Paper segment adjusted EBITDA improved by $8 million due to higher prices and lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted		Other
			Total	EBITDA	Depreciation	items
(in millions of dollars)	2011	2012	variance	variance	variance	variance
Forest Products	(64)	(4)	60	31	4	25
Specialty Cellulose and Chemical Pulp	121	71	(50)	(48)	(2)	-
High-Yield Pulp	(14)	(92)	(78)	(26)	(2)	(50)
Paper	26	35	9	8	1	-
Corporate	(22)	(42)	(20)	1	1	(22)
	47	(32)	(79)	(34)	2	(47)

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Management’s Discussion and Analysis

The Company generated an operating loss of $32 million in fiscal 2012 compared to operating earnings of $47 million in the prior year.

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $64 million in fiscal 2011. In addition to the previously noted improvement in adjusted EBITDA, the sale of the BC sawmills and the hardwood flooring operations led to lower depreciation expense. During fiscal 2012, the Company recorded a gain of $24 million related to the sale of the BC sawmills. The Company sold its Toronto, Ontario, hardwood flooring plant and concurrently closed its Huntsville, Ontario, hardwood flooring plant. The combined effect was a charge of $2 million. In the prior year, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer mill in Cranbrook, BC.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $71 million compared to operating earnings of $121 million in the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

The High-Yield Pulp segment generated an operating loss of $92 million compared to an operating loss of $14 million in the prior year. In addition to the previously noted decline in adjusted EBITDA, the segment absorbed an impairment charge of $50 million relating to the property, plant and equipment, including supplies and materials, of the Chetwynd, BC, pulp mill.

The Paper segment generated operating earnings of $35 million compared to operating earnings of $26 million in the prior year. The previously noted improvement in adjusted EBITDA led to the higher operating earnings.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $10 million in fiscal 2012, as compared to $7 million in the prior year. Fiscal 2012 includes a $16 million loss relating to the impairment of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. Fiscal 2012 also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills. The prior year includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

INTEREST, FOREIGN EXCHANGE AND OTHER
(in millions of dollars)	2011	2012
Interest on debt	32	38
Interest income	(1)	(1)
Capitalized interest	-	(2)
Fees - new working capital facility	2	-
Foreign exchange items	-	4
Change in fair value of warrants (gain)	(5)	-
Bank charges and other	3	2
	31	41

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Management’s Discussion and Analysis

The increase in the interest expense relates primarily to the issue of a US $50 million additional tranche of 11.25% senior secured notes in February 2012. This brought the total amount outstanding of 11.25% senior secured notes to US $305 million, which constitutes the bulk of the Company’s annual interest expense. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in fiscal 2012.

During fiscal 2012, the Company recorded a gain of $13 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $1.017.

During fiscal 2011, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.975 to US $0.971.

During fiscal 2012, the Company recorded an income tax expense of $22 million on a loss before income taxes of $60 million. The income tax expense reflected a $38 million unfavourable variance versus an anticipated tax recovery of $16 million based on the Company’s effective tax rate of 26.3% . Fiscal 2012 absorbed a $32 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company`s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $6 million due to higher statutory income tax rates in France.

During fiscal 2011, the Company recorded an income tax expense of $20 million on earnings before income taxes of $15 million. The income tax expense reflected a $16 million unfavourable variance versus an anticipated tax expense of $4 million based on the Company’s effective tax rate of 27.8% . Fiscal 2011 absorbed a $10 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The expense was also increased by $6 million due to higher statutory income tax rates in France.

The Company generated a net loss of $82 million or $0.82 per share for the year ended September 29, 2012, compared to a net loss of $5 million or $0.05 per share for the year ended September 24, 2011.

CRITICAL ACCOUNTING ESTIMATES

Property, plant and equipment depreciation

The Company records its property, plant and equipment, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Property, plant and equipment acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of property, plant and equipment is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of property, plant and equipment are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of property, plant and equipment in fiscal 2013 and fiscal 2012.

Impairment of non-financial assets

The Company must review the carrying value of non-financial assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of a non-financial asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan. In fiscal 2012, the Company recorded $50 million related to the impairment of the Chetwynd, BC, high-yield pulp mill. In fiscal 2013, the Company recorded $22 million related to the impairment of the Skookumchuck, BC, NBSK pulp mill prior to its sale.

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Management’s Discussion and Analysis

Employee future benefits

The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post-retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Discount rates utilized to calculate the present value of future obligations is prescribed by IFRS accounting standards. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At September 28, 2013, the fair value of defined benefit pension plan assets was $746 million, an amount equal to 91% of the estimated accrued benefit pension obligations of $817 million, generating a shortfall of $71 million. The plan deficit was $243 million at the end of the prior year. The deficit decrease of $172 million that occurred over the 12-month period was due to several items. The deficit was decreased by $31 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $34 million as employer contributions of $44 million exceeded the current service cost of $10 million. Finally, an actuarial gain of $98 million decreased the obligations at the end of the fiscal year. This item was caused by an increase in the applicable discount rate from 3.69% to 4.60% . The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the end of the fiscal year. Pension expense included in cost of sales in fiscal 2013 was $10 million, as compared to $9 million in the prior year. Based on current assumptions, employer contributions and pension expense in cost of sales in fiscal 2014 are expected to be approximately $34 million and $9 million respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at year-end was $29 million, a decrease from $41 million in the prior year. The obligation declined by $9 million due to the sale of the Skookumchuck pulp mill. The previously noted increase in discount rates generated an actuarial gain, decreasing the obligation by $4 million. Employer contributions were $1 million in fiscal 2013 and fiscal 2012. The Company recognized an expense of $2 million in fiscal 2013 as compared to $3 million in the prior year. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2014 are expected to be approximately $2 million for each item.

Deferred income taxes

Deferred income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a deferred income tax asset to the extent that the future realization of the tax asset is probable. This is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions. At September 28, 2013, the Company had unrecognized deferred tax assets of $544 million, a decrease from $561 million at the end of the prior year.

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Management’s Discussion and Analysis

USE OF NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of operating earnings to the Company’s definition of adjusted EBITDA:

(in millions of dollars)	2012	2013
Operating earnings (loss)	(32)	29
Depreciation and amortization	46	40
Other items	50	29
Adjusted EBITDA	64	98

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred tax liabilities, employee future benefit liabilities, provisions, other long-term liabilities, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2012	2013
Long-term debt	323	369
Net unamortized financing costs	13	17
Current p portion g of long-term debt	16	16
indebtedness	68	57
Less: total cash	(92)	(74)
Net debt	328	385

Long-term liabilities	304	140
Shareholders' equity	102	220
Total capitalization	734	745

Net debt to total capitalization ratio	45%	52%

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Management’s Discussion and Analysis

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

During the years ended September 29, 2012 and September 28, 2013, there were no new standards that impacted the Company’s consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS ON FUTURE REPORTING PERIODS

IFRS 7 FINANCIAL INSTRUMENTS – DISCLOSURES

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

IFRS 9 FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 FAIR VALUE MEASUREMENT

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

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Management’s Discussion and Analysis

AMENDMENTS TO IAS 19 EMPLOYEE BENEFITS

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)

require the interest cost and expected return on plan assets, which currently reflect different rates, be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of this portion of the amended standard is an increase in net finance cost as the Company’s return on plan assets will effectively be at a lower rate.

b)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

c)	require gains and losses relating to those plans to be presented in other comprehensive income; and

d)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment will be applied retrospectively. The Company estimates that the effect on the consolidated balance sheet as at September 28, 2013, would be an increase of the net defined benefit liability of $2 million and an increase of the deficit of $2 million. The effect on the consolidated statement of net earnings (loss) for the year ended September 28, 2013, would be an increase of the net finance costs by approximately $18 million and an increase of the other comprehensive earnings by the same amount. The Company is still in a process of assessing the impact that the new standard will have on the income tax expense in the statement of net earnings (loss) and in the statement of comprehensive earnings (loss). The Company will adopt the new requirements in its fiscal 2014 financial statements.

SIGNIFICANT RISKS AND UNCERTAINTIES

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for lumber, paper pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2014 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on adjusted EBITDA:

Selling price sensitivity	Impact on	Average
	adjusted EBITDA	selling prices ($
	($ millions)	Sept. 2013 quarter
Specialty cellulose pulp - $25/tonne	7	1,598
Paper pulp - $25/tonne	12	606
Coated bleached board and newsprint - $25/tonne	10	887
SPF lumber - $10/mbf	7	378

The Company’s strategy is to develop niche products where possible; maintain low cost, high-quality flexible production facilities; establish and develop long-term relationships with its customers. In addition, the Company may periodically purchase lumber, pulp and newsprint derivative commodity contracts to mitigate the impact of price volatility. At September 28, 2013 and at September 29, 2012, the Company did not hold any significant product derivative commodity contracts.

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Management’s Discussion and Analysis

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the US dollar and the euro as compared to the Canadian dollar. The Company generates approximately $900 million of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

Based on 2014 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY
(in millions of dollars)
Sales increase	10
Cost of sales increase	3
Adjusted EBITDA increase	7
Interest expense increase	-
Cash flow increase	7
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	4

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. The above does not include the potential indirect impact of currency on the cost of items purchased in Canadian dollars.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has a policy which permits hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 28, 2013 and September 29, 2012, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operation in France sources its fibre requirements from various private sources, primarily through long-term supply arrangements.

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2013, purchased energy costs totalled approximately $94 million, 50% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative commodity contracts and operational curtailments in periods of high prices (load shedding).

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Management’s Discussion and Analysis

At September 2013 and September 2012, the Company did not hold any derivative commodity contracts relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative commodity contracts to reduce its exposure. At September 28, 2013 and September 29, 2012, the Company did not hold any natural gas derivative commodity contracts.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2013, the Company had approximately 2,700 employees covered by collective bargaining agreements. At September 28, 2013, there were seven agreements covering 26 employees that had expired. During fiscal 2014, six collective agreement covering 875 employees will expire. The remaining contracts expire at various dates up to January 2019. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

The production of lumber, pulp and paper is capital intensive. The Company estimates that it must invest approximately $35 million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Company’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Company to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Company has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. The Company is currently proceeding with a $235 million Cogen project at the Temiscaming specialty cellulose mill. As a portion of the funding for the Cogen project is to be provided by operating cash flows, there is a risk that the Company may experience delays or cost overruns in executing this project or other required capital expenditures.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

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Management’s Discussion and Analysis

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 19% of consolidated sales in fiscal 2013. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market. China has recently imposed antidumping duties on viscose grade pulp imports. The impact of these duties on the Company’s ability to access the Chinese market is still being assessed as of the date of this report.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $402 million, 78% relates to the US $305 million senior secured notes maturing December 2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms.

In addition to the above significant risks, the Company’s Annual Information Form (AIF) provides a comprehensive list of risk factors related to the Company’s operations. The AIF can be found on SEDAR.

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Management’s Discussion and Analysis

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year-end.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year-end.

CHANGES IN INTERNAL CONTROLS

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at sedar.com and on the Company’s website at tembec.com.

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MANAGEMENT
RESPONSIBILITY

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance
and Chief Financial Officer

November 29, 2013

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INDEPENDENT
AUDITORS' REPORT

To the Shareholders of Tembec Inc.

We have audited the accompanying consolidated financial statements of Tembec Inc., which comprise the consolidated balance sheets as at September 28, 2013 and September 29, 2012, the consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tembec Inc. as at September 28, 2013 and September 29, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

November 29, 2013
Montreal, Canada

*CPA auditor, CA, public accounting permit no. A110592

Tembec Financial Report 2013      49

Consolidated Financial Statements

Consolidated Balance Sheets
As at September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	$73	$87
Restricted cash	1	5
Trade and other receivables (notes 9 and 19)	157	200
Inventories (notes 5 and 9)	237	255
Prepaid expenses	6	7
Asset classified as held for sale (note 6)	7	-
	481	554

Property, plant and equipment (note 6)	496	485
Biological assets (note 7)	5	4
Employee future benefits (note 12)	24	-
Other long-term receivables (note 8)	10	12
Deferred tax assets (note 18)	5	4
	$1,021	$1,059

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Operating bank loans (note 9)	$57	$68
Trade, other payables and accrued charges	195	230
Interest payable	10	10
Income tax payable	8	3
Provisions (note 11)	6	3
Current portion of long-term debt (note 10)	16	16
	292	330

Long-term debt (note 10)	369	323
Provisions (note 11)	12	17
Employee future benefits (note 12)	126	285
Other long-term liabilities	2	2
	801	957

Shareholders' equity:
Share capital (note 13)	567	564
Deficit	(353)	(453)
Accumulated other comprehensive earnings (loss)	6	(9)
	220	102
	$1,021	$1,059

Guarantees, commitments and contingencies (note 14)
Subsequent events (note 22)
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

James V. Continenza	James M. Lopez
Chairman of the Board	President and Chief Executive Officer

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Consolidated Financial Statements

Consolidated Statements of Net Earnings (Loss)
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars, unless otherwise noted)

	2013	2012
Sales	$1,534	$1,666
Freight and other deductions	201	232
Lumber export taxes	3	7
Cost of sales (excluding depreciation and amortization) (note 15)	1,159	1,290
Selling, general and administrative (note 15)	72	74
Share-based compensation (note 13)	1	(1)
Depreciation and amortization	40	46
Other items (note 16)	29	50
Operating earnings (loss)	29	(32)

Interest, foreign exchange and other	28	41
Exchange loss (gain) on long-term debt	14	(13)
Net finance costs (note 17)	42	28
Loss before income taxes	(13)	(60)

Income tax expense (note 18)	21	22
Net loss	(34)	(82)

Basic and diluted net loss in dollars per share (note 13)	$(0.34)	$(0.82)

Consolidated Statements of Comprehensive Earnings (Loss)
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
Net loss	$(34)	$(82)

Other comprehensive earnings (loss), net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans (note 12)	128	(42)
Other benefit plans (note 12)	4	4
Income tax	2	-
	134	(38)

Item that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	15	(11)
Other comprehensive earnings (loss) for the year	149	(49)
Total comprehensive earnings (loss)	$115	$(131)

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss	-	-	(82)	(82)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	(42)	(42)
Other benefit plans (note 12)	-	-	4	4
Foreign currency translation differences for foreign operations	-	(11)	-	(11)
Balance - end of year, September 29, 2012	564	(9)	(453)	102

Net loss	-	-	(34)	(34)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans (note 12)	-	-	128	128
Other benefit plans (note 12)	-	-	4	4
Income tax	-	-	2	2
Foreign currency translation differences for foreign operations	-	15	-	15
Issue of warrants (note 13)	3	-	-	3
Balance - end of year, September 28, 2013	$567	$6	$(353)	$220

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

	2013	2012
Cash flows from operating activities:
Net loss	$(34)	$(82)
Adjustments for:
Depreciation and amortization	40	46
Net finance costs (note 17)	42	28
Income tax expense (note 18)	21	22
Income tax paid	(15)	(14)
Excess cash contributions over employee future benefits expense	(34)	(34)
Provisions (note 11)	-	12
Impairment loss (note 16)	22	67
Gain on sale of assets	-	(30)
Other	(6)	(2)
	36	13
Changes in non-cash working capital:
Trade and other receivables	16	(30)
Inventories	3	(40)
Prepaid expenses	1	(1)
Trade, other payables and accrued charges	(33)	(14)
	(13)	(85)
	23	(72)
Cash flows from investing activities:
Disbursements for property, plant and equipment	(127)	(108)
Proceeds from sale of net assets (note 16)	100	84
Change in restricted cash	4	-
Other	1	(1)
	(22)	(25)
Cash flows from financing activities:
Change in operating bank loans	(11)	62
Increase in long-term debt	40	74
Repayments of long-term debt	(8)	(11)
Interest paid	(40)	(34)
	(19)	91
	(18)	(6)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	4	(6)
Net decrease in cash and cash equivalents	(14)	(12)

Cash and cash equivalents, beginning of year	87	99
Cash and cash equivalents, end of year	$73	$87

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Financial Statements

Consolidated Business Segment Information
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

The Company operates an integrated forest products business, which is managed in four segments. During the December 2012 quarter, the Company reorganized its internal reporting structure. The High-Yield Pulp segment was renamed the Paper Pulp segment and now includes the chemical pulp mill that was previously part of the Specialty Cellulose and Chemical Pulp segment. The latter was then renamed the Specialty Cellulose Pulp segment. The Forest Products and the Paper segments were unaffected by the organizational changes. The segments are:

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials.

The Specialty Cellulose Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose including the transformation and sale of resins and pulp by-products. A significant portion of chemical products sales are related to by-products generated by the two specialty cellulose pulp mills.

The Paper Pulp segment includes the manufacturing and marketing activities of high-yield pulps and chemical pulps.

The Paper segment consists primarily of production and sales of coated bleached board and newsprint.

Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3. Comparative prior period segment information has been restated to conform with the new segment presentation.

The performance of each segment is evaluated by management of the Company against short-term and long-term financial objectives as well as environmental, safety and other key criteria. The financial performance is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

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Consolidated Financial Statements

Consolidated Business Segment Information (continued)
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

							2013
	Forest	Specialty	Paper			Consolidation
	Products	Cellulose Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$354	$460	$388	$332	$-	$-	$1,534
Internal	66	-	30	-	12	(108)	-
	420	460	418	332	12	(108)	1,534

Freight and other deductions	39	36	80	46	-	-	201
Lumber export taxes	3	-	-	-	-	-	3
Cost of sales	350	331	325	250	11	(108)	1,159
Selling, general and administrative	11	20	8	11	22	-	72
Share-based compensation (note 13)	-	-	-	-	1	-	1

Earnings (loss) before the following (adjusted EBITDA):	17	73	5	25	(22)	-	98
Depreciation and amortization	9	14	14	3	-	-	40
Other items (note 16)	-	-	24	-	5	-	29
Operating earnings (loss)	$8	$59	$(33)	$22	$(27)	$-	$29
Additions to property, plant and equipment	$7	$110	$10	$9	$1	$-	$137
Total assets	$155	$538	$142	$137	$49	$-	$1,021
Total liabilities	$57	$210	$32	$71	$431	$-	$801

							2012
	Forest	Specialty	Paper			Consolidation
	Products	Cellulose Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$348	$507	$465	$346	$-	$-	$1,666
Internal	84	-	42	-	13	(139)	-
	432	507	507	346	13	(139)	1,666

Freight and other deductions	41	40	105	46	-	-	232
Lumber export taxes	7	-	-	-	-	-	7
Cost of sales	385	352	427	252	13	(139)	1,290
Selling, general and administrative	15	20	7	11	21	-	74
Share-based compensation (note 13)	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	(16)	95	(32)	37	(20)	-	64
Depreciation and amortization	10	11	23	2	-	-	46
Other items (note 16)	(22)	-	50	-	22	-	50
Operating earnings (loss)	$(4)	$84	$(105)	$35	$(42)	$-	$(32)
Additions to property, plant and equipment	$12	$86	$13	$7	$2	$-	$120
Total assets	$216	$398	$302	$120	$23	$-	$1,059
Total liabilities	$68	$216	$74	$126	$473	$-	$957

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Consolidated Financial Statements

Consolidated Geographic Area Information
Years ended September 28, 2013 and September 29, 2012
(in millions of Canadian dollars)

					2013
	Forest	Specialty	Paper
	Products	Cellulose Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$187	$39	$4	$65	$295
United States	167	134	49	247	597
China	-	42	169	-	211
European Union	-	203	56	12	271
Other	-	42	110	8	160
	$354	$460	$388	$332	$1,534

					2012
	Forest	Specialty	Paper
	Products	Cellulose Pulp	Pulp	Paper	Consolidated
Sales (by final destination):
Canada	$194	$41	$7	$61	$303
United States	145	150	53	265	613
China	6	53	176	-	235
European Union	-	209	57	10	276
Other	3	54	172	10	239
	$348	$507	$465	$346	$1,666

	2013	2012
Property, plant and equipment:
Canada	$379	$393
France	117	91
Other	-	1
	$496	$485

Tembec Financial Report 2013      56

Notes to Consolidated Financial Statements
(in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These audited consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These audited consolidated financial statements were authorized for issue by the Board of Directors on November 21, 2013.

Basis of measurement

The audited consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:
Employee future benefits assets and liabilities are recognized as the net of the fair value of the plan assets less the present value of the defined benefit obligation;
Biological assets are measured at fair value less costs to sell;
Asset retirement obligations and reforestation obligations are measured at the discounted value of expected future cash flows;
Liabilities for cash-settled share-based payment arrangements are measured at fair value;
Embedded and freestanding derivative financial instruments are measured at fair value.

Functional and presentation currency

These audited consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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Notes to Consolidated Financial Statements

2.	Basis of presentation (continued)

Use of estimates and judgements (continued)

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that property, plant and equipment might be impaired.

Significant areas requiring the use of management estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories (note 5), provisions (note 11), recoverability of deferred tax assets (note 18), the measurement of defined benefit obligations and the valuation of pension plan assets (note 12).

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, and long- term receivables.

3.	Significant accounting policies

Basis of consolidation

These audited consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, restricted cash, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only type of non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only type of non-derivative financial liability.

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Derivative financial instruments

The Company may manage, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally US dollars and euros, through the use of options and forward contracts.

The Company may manage, from time to time, its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in net finance costs.

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Warrants

Warrants granted in connection with the second ranking term loan facilities have been issued as an equity-settled share-based payment transaction. Accordingly, they are classified as equity.

Cash and cash equivalents / restricted cash

Cash and cash equivalents, as well as restricted cash, comprise cash in financial institutions, short-term deposits and highly liquid money market instruments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are presented net of outstanding cheques.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Employee future benefits

Employee future benefits include pension plans and other benefit plans. Other benefit plans include post-employment life insurance programs, healthcare and dental care benefits as well as certain other long-term benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of net earnings (loss).

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in interest, foreign exchange and other. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

Other benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are earned. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the consolidated statement of net earnings (loss).

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Notes to Consolidated Financial Statements

3.	Significant accounting policies (continued)

Investment tax credits and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, gain or loss on embedded and freestanding derivative instruments, and interest on employee future benefit obligations and pension plan assets are reported on a net basis as finance cost or finance income.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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Notes to Consolidated Financial Statements

4.	New standards and interpretation not yet adopted

IFRS 7 Financial Instruments – Disclosures

In December 2011, the IASB amended the standard IFRS 7, Financial Instruments – Disclosures, to provide additional information about offsetting of financial assets and financial liabilities. IFRS 7 has been amended to require disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and recognized financial liabilities, on the entity’s balance sheet. An entity provides information including the gross amounts subject to rights of set-off, amounts set off in accordance with the offsetting criteria, amounts of financial instruments subject to master netting arrangements or similar agreements, and the related net amounts to meet the disclosure objective.

These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. This standard provides guidance on the classification and measurement of financial liabilities and the presentation of gains and losses on financial liabilities designated at fair value through profit and loss. When an entity elects to measure a financial liability at fair value, gains or losses due to changes in the credit risk of the instrument must be recognized in other comprehensive income. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements and does not plan to early adopt the new requirement.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company will adopt the new standard, which will not have an impact on the amounts recorded, in its fiscal 2014 financial statements.

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Notes to Consolidated Financial Statements

4.	New standards and interpretation not yet adopted (continued)

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard was amended to:

a)

require the interest cost and expected return on plan assets, which currently reflect different rates, be replaced with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The impact of this portion of the amended standard is an increase in net finance cost as the Company’s return on plan assets will effectively be at a lower rate.

	b)	eliminate the option to defer the recognition of gains and losses arising in defined benefit plans;

	c)	require gains and losses relating to those plans to be presented in other comprehensive income; and

	d)	improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans.

The amended standard also incorporates changes to the accounting for termination benefits. The amendment will be applied retrospectively. The Company estimates that the effect on the consolidated balance sheet as at September 28, 2013, would be an increase of the net defined benefit liability of $2 million and an increase of the deficit of $2 million. The effect on the consolidated statement of net earnings (loss) for the year ended September 28, 2013, would be an increase of the net finance costs by approximately $18 million and an increase of the other comprehensive earnings by the same amount. The Company is still in a process of assessing the impact that the new standard will have on the income tax expense in the statement of net earnings (loss) and in the statement of comprehensive earnings (loss). The Company will adopt the new requirements in its fiscal 2014 financial statements.

5.	Inventories

	2013	2012
Finished goods	$111	$118
Logs and wood chips	55	61
Supplies and materials	71	76
	$237	$255
Inventories carried at net realizable value	$22	$48

For the years ended in September 2013 and 2012, cost of sales consists primarily of inventories recognized as an expense. Inventories at September 28, 2013, were written down by $4 million (2012 - $6 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

The provision for net realizable values relating to logs and finished goods were as follows:

	2013	2012
Forest Products	$1	$1
Specialty Cellulose Pulp	3	1
Paper Pulp	-	4
Paper	-	-
	$4	$6

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Notes to Consolidated Financial Statements

6.	Property, plant and equipment

			Production equipment		Forest	Assets
			Pulp and		access	under
	Land	Buildings	Paper	Sawmill	roads	construction	Total
Cost
Balance, September 24, 2011	$12	$79	$440	$92	$17	$37	$677

Additions	-	-	-	-	-	120	120
Transfers	-	1	47	7	3	(58)	-
Interest capitalized on assets under construction	-	-	-	-	-	2	2
Disposals	(1)	(4)	(4)	(30)	(12)	(4)	(55)
Effect of foreign currency translation	-	(1)	(8)	-	-	(1)	(10)
Balance, September 29, 2012	11	75	475	69	8	96	734

Additions	-	-	-	-	-	137	137
Transfers	-	8	38	3	3	(52)	-
Interest capitalized on assets under construction	-	-	-	-	-	9	9
Disposals	(1)	(21)	(135)	(1)	-	(2)	(160)
Reclassification to assets held for sale	(7)	-	-	-	-	-	(7)
Effect of foreign currency translation	-	1	14	-	-	1	16
Balance, September 28, 2013	$3	$63	$392	$71	$11	$189	$729

Depreciation
Balance, September 24, 2011	$-	$19	$105	$61	$1	$-	$186

Depreciation	-	6	31	8	1	-	46
Impairment loss	-	-	43	-	1	-	44
Disposals	-	(3)	(2)	(19)	(1)	-	(25)
Effect of foreign currency translation	-	-	(2)	-	-	-	(2)
Balance, September 29, 2012	-	22	175	50	2	-	249

Depreciation	-	6	27	7	-	-	40
Impairment loss	-	3	19	-	-	-	22
Disposals	-	(10)	(70)	(1)	-	-	(81)
Effect of foreign currency translation	-	-	3	-	-	-	3
Balance, September 28, 2013	$-	$21	$154	$56	$2	$-	$233

Carrying amounts

At September 29, 2012	$11	$53	$300	$19	$6	$96	$485
At September 28, 2013	$3	$42	$238	$15	$9	$189	$496

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Notes to Consolidated Financial Statements

6.	Property, plant and equipment (continued)

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During fiscal 2013, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $235 million. As at the end of September 2013, assets under construction include $137 million (2012 - $59 million) of capital expenditures for this project and had $41 million of outstanding commitments (see note 14).

At the end of September 2013, the Company launched the BC Lands Sale Initiative. Accordingly, an amount of $7 million of land was classified as held for sale (see note 22).

During fiscal 2013, the Company recorded an impairment charge of $22 million related to its pulp mill located in Skookumchuck, BC. It subsequently sold property, plant and equipment of the latter having a net book value of $79 million (see note 16).

During fiscal 2012, the Company recorded an impairment loss of $44 million related to property, plant and equipment of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less cost to sell. The recoverable amount was determined to be nominal.

7.	Biological assets

The Company’s private timberlands are classified as a growing forest, with the standing timber defined and recognized as a biological asset at fair value less costs to sell at each reporting date, with the underlying land being considered a component of property, plant and equipment and recognized at cost.

Balance, September 24, 2011	$4

Disposals	(1)
Change in fair value less costs to sell	1
Balance, September 29, 2012	4

Change in fair value less costs to sell	1
Balance, September 28, 2013	$5

	2013	2012
Current	$-	$-
Non-current	5	4
	$5	$4

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Notes to Consolidated Financial Statements

8.	Other long-term receivables

	2013	2012
Loan receivable - Temlam Inc.	$7	$7
Long-term loans to employees	1	2
Other	2	3
	$10	$12

9.	Operating bank loans

On March 4, 2011, the Company entered into a $200 million asset-based revolving five-year working capital facility (ABL) expiring in March 2016. The facility has a first priority charge over the receivables and inventories of the Company`s Canadian operations. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates.

As at September 28, 2013, the amount available, based on eligible receivables and inventories, was $120 million of which $53 million was drawn and $56 million was reserved for letters of credit (2012 - $144 million of which $65 million was drawn and $48 million was reserved for letters of credit). Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of September 2013, the amount available was $28 million of which $4 million was drawn (2012 - $20 million of which $3 million was drawn).

The Company’s exposure to liquidity risk is disclosed in note 19.

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Notes to Consolidated Financial Statements

10.	Long-term debt

	2013	2012

Tembec Industries Inc.
11.25% senior secured notes US $305 million, due December 15, 2018, with semi-annual interest payments due June 15 and December 15 of each year	$314	$300

Tembec Energy LP
5.5% term loan, secured by a second ranking charge, interest payable on a monthly basis, repayable in monthly instalments beginning in April 2016 and maturing in March 2028	40	-

6.35% term loan, secured by a first ranking charge, interest payable on a monthly basis, repayable in blended monthly instalments beginning July 15, 2014 to June 15, 2022 with a balloon payment of $12 million in July 2022	20	20

Tembec Tartas SAS
Secured term loans € 4 million (2012 - € 6 million), bearing interest at EURIBOR plus 2%, repayable in quarterly instalments beginning in March 2012 and maturing in December 2017	6	8

Unsecured term loans € 8 million (2012 - € 11 million), non-interest bearing, repayable and maturing at various dates from June 2014 to September 2020. The effective interest rate on these loans is 6%	11	14

Kirkland Lake Engineered Wood Products Inc.	9	8

Tembec Inc.	2	2
	402	352

Less current portion	16	16
Less unamortized financing costs	17	13
	$369	$323

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

The senior secured notes are registered with the Securities and Exchange Commission (SEC) and the Company must maintain their registration throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

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Notes to Consolidated Financial Statements

10.	Long-term debt (continued)

In connection with the specialty cellulose project in Temiscaming, Quebec, which is described in more detail in note 14, the Company entered into a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15½-year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. During fiscal 2013, the Company received five advances totalling $40 million on the term loan.

On September 20, 2013, the Company entered into an additional loan facility to borrow up to $18 million with the same lender, at an interest rate of 5.5%. The loan has a four-year term repayable in monthly instalments beginning in April 2016 and maturing in March 2020. The additional loan is secured by a second ranking charge on the project assets. As at September 28, 2013, no amount was drawn under this additional facility.

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec. On September 20, 2013, the Company has entered into an Amended and Restated Credit Agreement, increasing its credit facility from $30 million to $40 million. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received an advance of $20 million bearing interest at 6.35% repayable in blended monthly instalments over a period of eight years beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022.

Subsequent to the end of the fiscal year, on October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86%, repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to liquidity risk, foreign currency, and interest rate risk is disclosed in note 19.

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Notes to Consolidated Financial Statements

11.	Provisions

				Total
	Site restoration	Reforestation	Other	provisions

Balance, September 24, 2011	$4	$15	$5	$24

Provisions made during the year	9	4	-	13
Paid during the year	-	(1)	-	(1)
Sale of BC Sawmills (note 16)	-	(16)	-	(16)
Balance, September 29, 2012	13	2	5	20

Provisions made during the year	1	-	-	1
Paid during the year	-	(1)	-	(1)
Sale of Skookumchuck, BC, pulp mill (note 16)	(2)	-	-	(2)
Balance, September 28, 2013	$12	$1	$5	$18

	2013	2012
Current	$6	$3
Non-current	12	17
	$18	$20

Site restoration

In accordance with Canadian law, land fill sites have a predetermined life and must be restored to their original condition at the end of their life. Because of the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that the land fill sites will be restored using technology and materials that are currently available. The Company has been provided with a range of reasonably possible outcomes of the total cost, reflecting different assumptions about changes in technology and pricing of the individual components of the cost. The restoration is expected to occur over the next 30 years.

Fiscal 2013 includes charges of $1 million (2012 - $3 million) for other sites for which the Company has a legal obligation to carry out remediation.

Fiscal 2012 includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

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Notes to Consolidated Financial Statements

11.	Provisions (continued)

Reforestation

In accordance with British Columbia law, the Company has an obligation to perform certain reforestation activities during periods of 12 to 15 years following the harvest. Because of the long- term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that current reforestation practice will continue to meet government policy, that adequate forest fire protection is in place, that suitable external funding will be made available to manage incremental forest pests and disease issues and that government policy with respect to reforestation will not change materially. The provision includes reforestation of different harvested areas, which are at different stages in the reforestation process. On March 23, 2012, the Company sold its British Columbia sawmills and, as part of the agreement, the buyer assumed the related reforestation obligation for an amount of $16 million.

12.	Employee future benefits

Defined contribution pension plans

The Company contributes to defined contribution pension plans, provincial pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans. The pension expense of $7 million (2012 – $9 million) under these plans is equal to the Company’s contribution.

Defined benefit pension plans

The Company has several defined benefit pension plans. Some of the defined benefit pension plans are contributory. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. During fiscal 2013, the majority of the new unionized employees in Canada are only participating in defined contribution pension plans. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using the projected unit credit method.

Other benefit plans

The Company offers post-employment life insurance, healthcare and dental care plans to some of its retirees. The Company offers other long-term benefits as healthcare and dental care plans to disabled employees. The Company also assumes other long-term benefits as life insurance coverage to some of its disabled employees.

The other benefit plans expenses and the obligations related to these plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted either at January 1, 2010, May 1, 2012 or July 1, 2013.

The other benefit plans are unfunded.

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Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Company contributions for defined benefit pension plans

Total cash payments for defined benefit pension plans consist of cash contributed by the Company to its funded pension plans and cash payments directly to beneficiaries for its unfunded benefit plans. The Company contributions were $44 million for 2013 (2012 – $42 million). In 2014, the Company expects to contribute approximately $34 million to its defined benefit pension plans in accordance with its normal funding policy.

Description of fund assets

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at September 28, 2013, the defined benefit pension plan assets were comprised of 2% (1% in 2012) in cash and short-term investments, 4% (5% in 2012) in real estate, 43% (47% in 2012) in bonds and 51% (47% in 2012) in Canadian, U.S. and foreign equity.

Funding policy

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for one plan on January 1, 2013, 12 plans on December 31, 2012, one plan on December 31, 2011, and one plan on December 31, 2010.

Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

The actual return on plan assets was $73 million for the year ended September 28, 2013, and $70 million for the year ended September 29, 2012.

As at September 28, 2013 and September 29, 2012, the assets of the plan do not directly include the Company’s own financial instruments or any property occupied by, or other assets issued by, the Company.

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Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate

The following tables present the change in the defined benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in defined benefit obligations for defined benefit plans:

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Defined benefit obligation, at beginning of year	$910	$857	$41	$44
Current service cost	10	9	1	1
Interest cost	34	37	1	1
Employee contributions	2	2	-	-
Benefits paid	(45)	(61)	(1)	(1)
Actuarial loss (gain)	(98)	73	(4)	(4)
Decrease in obligation due to curtailment	(1)	(2)	-	-
Sale of Skookumchuck, BC, pulp mill (note 16)	(3)	-	(9)	-
Past service cost	1	1	-	-
Effect of foreign currency translation	7	(6)	-	-
Defined benefit obligation, at end of year	$817	$910	$29	$41

Change in fair value of plan assets for defined benefit plans:

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Fair value of defined benefit plan assets, at beginning of year	$667	$618	$-	$-
Expected return on plan assets	42	39	-	-
Actuarial gain	31	31	-	-
Employer contributions	44	42	1	1
Employee contributions	2	2	-	-
Benefits paid	(45)	(61)	(1)	(1)
Effect of foreign currency translation	5	(4)	-	-
Fair value of defined benefit plan assets, at end of year	$746	$667	$-	$-

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Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate (continued)

The following table presents the difference between the fair value of plan assets and the actuarially determined defined benefit obligation for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

	Pension plans
	2013	2012	2011	2010
Fair value of plan assets	$746	$667	$618	$617
Defined benefit obligation, wholly or partially funded plans	(780)	(867)	(820)	(777)
Plan deficit	(34)	(200)	(202)	(160)

Defined benefit obligation, unfunded plans	(37)	(43)	(37)	(35)
Unamortized past service costs	2	1	-	1
Asset non-recognized due to asset ceiling	(4)	-	-	-
Liability arising from minimum funding requirement	-	(3)	(3)	(7)
Net defined benefit liability	$(73)	$(245)	$(242)	$(201)

	Other benefit plans
	2013	2012	2011	2010
Fair value of plan assets	$-	$-	$-	$-
Defined benefit obligation, wholly or partially funded plans	-	-	-	-
Plan deficit	-	-	-	-

Defined benefit obligation, unfunded plans	(29)	(41)	(44)	(47)
Unamortized past service costs	-	1	2	-
Asset non-recognized due to asset ceiling	-	-	-	-
Liability arising from minimum funding requirement	-	-	-	-
Net defined benefit liability	$(29)	$(40)	$(42)	$(47)

Tembec Financial Report 2013      77

Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate (continued)

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans
	2013	2012	2011	2010
Defined benefit asset	$24	$-	$1	$-
Defined benefit liability	(97)	(245)	(243)	(201)
Net defined benefit liability	$(73)	$(245)	$(242)	$(201)

	Other benefit plans
	2013	2012	2011	2010
Defined benefit asset	$-	$-	$-	$-
Defined benefit liability	(29)	(40)	(42)	(47)
Net defined benefit liability	$(29)	$(40)	$(42)	$(47)

	Total employee future benefits
	2013	2012	2011	2010
Defined benefit asset	$24	$-	$1	$-
Defined benefit liability	(126)	(285)	(285)	(248)
Net defined benefit liability	$(102)	$(285)	$(284)	$(248)

Components of benefit cost

The following tables present the impact on net earnings (loss) and other comprehensive earnings (loss) of the Company’s employee future benefits:

Recognized in net earnings (loss)

	Pension plans		Other benefit plans
	2013	2012	2013	2012
Recognized costs for defined benefit plans:
Current service cost	$10	$9	$1	$1
Past service cost	-	-	-	1
Total included in personnel expenses	10	9	1	2

Curtailment gain	(1)	(2)	-	-
Total included in other items	(1)	(2)	-	-

Interest cost	34	37	1	1
Expected return on plan assets	(42)	(39)	-	-
Total included in net finance costs	(8)	(2)	1	1
Total recognized costs for defined benefit plans	1	5	2	3

Recognized costs for defined contribution plans	7	9	-	-
Total expense for employee future benefits	$8	$14	$2	$3

Tembec Financial Report 2013      78

Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Recognized in other comprehensive earnings (loss)

	Pension plans			Other benefit plans
	2013	2012	2011	2013	2012	2011
Actuarial gain (loss) - variation in assumptions	$99	$(77)	$(50)	$4	$(2)	$-
Actuarial gain (loss) - experience adjustments	(1)	4	9	-	6	-
Actuarial gain (loss) - actual rate of return exceeds (is below) expected rate of return	31	31	(27)	-	-	-
Effect of limit on recognition of assets/minimum funding requirement	(1)	-	4	-	-	-
Effect of foreign currency translation	(2)	2	(1)	-	-	-
Defined benefit plans	$126	$(40)	$(65)	$4	$4	$-

Since September 26, 2010, date of transition to IFRS, the cumulative amount of actuarial gains recognized in other comprehensive earnings (loss) is $30 million (2012 – losses of $102 million).

The actuarial gain on variation in discount rate recognized in the statement of comprehensive earnings (loss) at September 28, 2013, was based on an increase of the discount rate for pension plans from 3.69% used at September 29, 2012 to 4.60% at September 28, 2013. For September 29, 2012, the actuarial loss for pension plans was based on a decrease of the discount rate from 4.42% at September 24, 2011 to 3.69% at September 29, 2012.

Tembec Financial Report 2013      79

Notes to Consolidated Financial Statements

12.	Employee future benefits (continued)

Assumptions

Significant assumptions for defined benefit pension plans (weighted average):

	2013	2012	2011

Defined benefit obligation at end of year:
Discount rate	4.60%	3.69%	4.42%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	3.69%	4.42%	4.87%
Rate of compensation increase	2.50%	2.50%	2.50%
Expected long-term return on assets	6.28%	6.39%	6.53%

Significant assumptions for other benefit plans (weighted average):

	2013	2012	2011
Defined benefit obligation at end of year:
Discount rate	4.29%	3.68%	4.19%
Rate of compensation increase	2.50%	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	3.68%	4.19%	4.73%
Rate of compensation increase	2.50%	2.50%	2.50%

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	6.00%	7.00%	7.50%
Annual rate of decline in trend rate	0.50%	0.50%	0.50%
Ultimate healthcare cost trend rate	4.50%	5.00%	5.00%
Year ultimate rate is reached	2016	2016	2016

Effect of change in healthcare cost trend rate (1% increase):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$1	$2	$3

Effect of change in healthcare cost trend rate (1% decrease):
Total of service cost and interest cost	$-	$-	$-
Defined benefit obligation	$(1)	$(2)	$(3)

Tembec Financial Report 2013      80

Notes to Consolidated Financial Statements

13.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

Warrants

In connection with the $75 million second ranking term loan facility, the Company has granted the lender an option to acquire 3 million common shares of the Corporation at a price of $7 per share. The warrants expire on August 30, 2017. During the December 2012 quarter, concurrently with the first disbursement under the term loan facility, the Company recorded the estimated value of the warrants, which was determined to be $3 million.

In connection with the $18 million second ranking term loan facility (see note 10), the Company has agreed to grant the lender an option to acquire 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the warrants. These warrants will be granted on the date of the first advance made under this facility, which has not yet occurred, and will expire five years thereafter.

Issued and fully paid

	2013	2012
100,000,000 common shares	$564	$564
3,000,000 warrants	3	-
	$567	$564

Net loss per share

The following table provides the reconciliation between basic and diluted net loss per share:

	2013	2012
Net loss	$(34)	$(82)
Weighted average number of common shares outstanding	100,000,000	100,000,000
Dilutive effect of employee share options and warrants	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.34)	$(0.82)

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Tembec Financial Report 2013      81

Notes to Consolidated Financial Statements

13.	Share capital (CONTINUED)

Shareholder Rights Plan

At the Annual and Special Meeting of Shareholders held on January 31, 2013, the Shareholder Rights Plan (the “Plan”), which had been previously adopted by the Board of Directors (the “Board”) of the Corporation, was approved and ratified by a majority of the Shareholders. The Plan is designed to encourage the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares. It provides the Board with sufficient time to assess and evaluate any unsolicited take-over bid, and to explore and develop, if appropriate, alternatives that enhance shareholder value and to give shareholders adequate time to consider any such transaction. Accordingly, as of the close of business on January 31, 2013, one right was issued and attached to each common share of the Corporation. Each right entitles the holder of the right to purchase from the Corporation an additional share of the Corporation subject to the terms and conditions of the Plan.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue. No options have been granted since 2006. No compensation expense was recorded for the years ended September 28, 2013 and September 29, 2012.

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the year:

	2013		2012
		Weighted		Weighted
		average		average
		exercise		exercise
	Shares	price	Shares	price
Balance, beginning of year	104,987	$66.13	122,020	$75.01
Options expired	(4,229)	$182.33	(5,791)	$188.34
Options forfeited	(4,906)	$83.98	(11,242)	$99.56
Balance, end of year	95,852	$60.09	104,987	$66.13
Exercisable, end of year	95,852	$60.09	104,987	$66.13

The following table summarizes the weighted average per share exercise price and the weighted remaining contractual life of the options outstanding as at September 28, 2013:

	Outstanding options and exercisable options
		Weighted	Weighted
		remaining	average
	Number of	contractual	exercise
Year granted	options	life	price
2004	4,941	0.22	$137.89
2005	44,787	1.54	$82.89
2006	46,124	2.22	$29.63
	95,852	1.80	$60.09

Tembec Financial Report 2013      82

Notes to Consolidated Financial Statements

13.	Share capital (continued)

Other share-based compensation

Directors of the Company, which are not employees of the Company, are given the option to receive part of their annual retainer, meeting fees and awards under the Directors’ Share Award Plan in the form of Deferred Share Units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to a director upon termination of Board service and is payable in the form of cash.

The following table summarizes the grant of DSUs issued under the Directors’ Share Awards Plan:

	2013	2012
Balance, beginning of year	1,119,836	1,119,836
Granted	-	-
Paid	-	-
Balance, end of year	1,119,836	1,119,836
Vested, end of year	1,119,836	869,503

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period.

The following table summarizes the grant of DSUs issued under the Performance-Conditioned Share Unit Plan:

	2013	2012
Balance, beginning of year	367,583	373,147
Granted	751,733	-
Forfeited	(130,969)	(5,564)
Balance, end of year	988,347	367,583
Vested, end of year	-	-

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

The following table summarizes the details of share-based compensation expenses (credits) relating to its different share-based compensation plans:

	2013	2012
Directors' share award plan	$1	$(1)
Performance-conditioned share unit plan	-	-
Performance-conditioned restricted share unit plan	-	-
	$1	$(1)
Total carrying amount of liabilities for cash-settled arrangements	$3	$2

Tembec Financial Report 2013      83

Notes to Consolidated Financial Statements

14.	Guarantees, commitments and contingencies

Guarantees

The Company and certain of its subsidiaries have granted irrevocable letters of credit, issued by highly-rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in fiscal 2014.

Commitments

Capital investment

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Quebec. During fiscal 2013, the Company completed a detailed re-estimation exercise for the project and is now forecasting a total estimated cost of $235 million. The project involves the replacement of three old boilers with a new high- pressure boiler designed to burn waste sulphite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility's electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of September 2013, the Company had incurred $137 million of capital expenditures for this project and had $41 million of outstanding commitments.

The Company has entered into a 25-year power purchase contract with Hydro-Quebec that will allow the Company to sell to Hydro-Quebec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed annually to the consumer price index.

The Company has entered into operating leases for expected minimum lease payments of $9 million. Outflows for the years following September 28, 2013, are as follows:

2014	$4
2015	$2
2016	$2
2017	$1
2018 and thereafter	$-

Contingencies

The Company is party to claims and litigations arising in the normal course of operations. The Company does not expect that the resolution of these matters will have a material effect on the Company’s financial condition, earnings or liquidity.

Tembec Financial Report 2013      84

Notes to Consolidated Financial Statements

15.	Analysis of expenses by nature

	2013	2012
Wages and salaries	$232	$275
Employee benefits expense	85	97
Raw materials and other manufacturing costs	892	1,004
Changes in inventories	1	(37)
Other expenses	21	25
	$1,231	$1,364

Cost of sales	$1,159	$1,290
Selling, general and administrative	72	74
	$1,231	$1,364

16.	Other items

The following table provides a summary of the other items by business segment of the Company:

	2013	2012
Forest Products:
Gain on sale of BC sawmills	$-	$(24)
Loss on sale/closure of hardwood flooring plants	-	2
	-	(22)
Paper Pulp:
Loss on sale of Skookumchuck, BC, pulp mill	2	-
Impairment loss - Skookumchuck, BC, pulp mill	22	-
Impairment loss - Chetwynd, BC, pulp mill	-	50
	24	50
Corporate:
Costs for permanently idled facilities	7	10
Gain on sale of assets	(2)	-
Impairment loss - Temlam loan receivable	-	16
Gain on sale of minority equity investment	-	(4)
	5	22
Other items	$29	$50

Tembec Financial Report 2013      85

Notes to Consolidated Financial Statements

16.	Other items (continued)

2013

On May 17, 2013, the Company sold its pulp mill located in Skookumchuck, BC, for proceeds of $97 million. As a result of the sale, the Company recorded a loss of $2 million in the June 2013 quarter. The following table provides information related to Balance Sheet items of the mill at time of sale:

Current assets	$41
Long-term assets	79
Current liabilities	(12)
Employee future benefits and other	(9)
$99

During the March 2013 quarter, the Company announced that it had reached an agreement to sell its pulp mill located in Skookumchuck, BC. The Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During fiscal 2013, the Company recorded a charge of $7 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

2012

During the September 2012 quarter, the Company recorded an impairment loss of $50 million related to property, plant and equipment, including the related supplies and materials of the Chetwynd, BC, high-yield pulp mill. Subsequent to the announced indefinite idling of the pulp mill and following a review of its business plan, the Company undertook an impairment review and found that the carrying value of its assets exceeded their recoverable amount being the fair value less costs to sell. The recoverable amount was determined to be nominal.

During fiscal 2012, the Company recorded charges of $10 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale included the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to balance sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

Tembec Financial Report 2013      86

Notes to Consolidated Financial Statements

16.	Other items (continued)

2012 (continued)

During the March 2012 quarter, the Company recorded an impairment loss of $16 million related to the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, hardwood flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

17.	Net finance costs

	2013	2012
Interest on long-term debt	$40	$36
Interest on short-term debt	2	2
Bank charges and other financing expenses	3	2
Net foreign exchange loss (gain), excluding exchange on long-term debt	(1)	4
Interest income	-	(1)
Exchange loss (gain) on long-term debt	14	(13)
Expected return on plan assets less accretion of employee future benefits obligation (note 12)	(7)	-
Interest capitalized on assets under construction	(9)	(2)
	$42	$28

Finance costs	$50	$42
Finance income	(8)	(14)
Net finance costs	$42	$28

Tembec Financial Report 2013      87

Notes to Consolidated Financial Statements

18.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	2013	2012
Loss before income taxes	$(13)	$(60)

Income tax recovery based on combined federal and provincial income tax rates of 26.3% (2012 - 26.3%)	$(3)	$(16)

Increase (decrease) resulting from:
Difference in statutory income tax rates	1	6
Permanent differences	2	-
Unrecognized tax asset arising from current losses and other tax adjustements	21	32
	24	38
Income tax expense	$21	$22

Income taxes:
Current	$20	$11
Deferred	1	11
Income tax expense	$21	$22

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following:

	2013	2012
Deferred tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$414	$405
Property, plant and equipment	91	66
Employee future benefits	29	78
Capital loss carry-forwards	1	3
Other	9	9
	$544	$561

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

Tembec Financial Report 2013      88

Notes to Consolidated Financial Statements

18.	Income taxes (continued)

Unrecognized deferred tax assets (continued)

As at September 28, 2013, certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

		Expiring
	Amounts	dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,178	2014 to 2033
U.S. subsidiaries	$14	2028 to 2032
Pool of deductible scientific research and experimental development	$374	Unlimited

Recognized deferred tax assets and liabilities

	Deferred tax assets		Deferred tax liabilities
	Non-capital	Property,
	loss carry-	plant and	Other
	forwards	equipment	liabilities	Total
Balance, September 24, 2011	$11	$5	$(1)	$15

Through statement of net earnings (loss)	(11)	(1)	1	(11)
Balance, September 29, 2012	-	4	-	4

Through statement of net earnings (loss)	6	(3)	(4)	(1)
Through statement of comprehensive earnings (loss)	2	-	-	2
Balance, September 28, 2013	$8	$1	$(4)	$5

19.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, restricted cash, trade and other receivables, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying value of the long-term loans receivable and other financial long-term liabilities also approximates their fair values.

The carrying value and the fair value of long-term debt are as follows:

	2013	2012
Carrying value	$385	$339
Fair value	$428	$369

Tembec Financial Report 2013      89

Notes to Consolidated Financial Statements

19.	Financial instruments (continued)

Fair value (continued)

The fair value of the senior secured notes was estimated using quoted market prices; the fair value of the other long-term debt was estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity.

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
	-	Foreign currency rate risk
	-	Interest rate risk
	-	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

Exposure to credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The allowance for doubtful accounts for the Company, as at September 28, 2013 and September 29, 2012, was negligible.

The Company also has credit risk relating to cash and cash equivalents. The Company manages risk by dealing only with highly-rated financial institutions.

Tembec Financial Report 2013      90

Notes to Consolidated Financial Statements

19.	Financial instruments (continued)

Financial risk management (continued)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2013	2012
Loans and receivables, other than cash, cash equivalents and restricted cash	$167	$212
Cash, cash equivalents and restricted cash	$74	$92

The maximum exposure to credit risk for trade accounts receivable as at September 28, 2013 and September 29, 2012, by geographical region was as follows:

	2013	2012
Canada	$19	$19
United States	31	51
European Union	42	42
China	4	5
Other	15	24
	111	141
Allowance for doubtful accounts	-	-
Trade receivables net	111	141
Other receivables including input tax credits	46	59
Accounts receivable	$157	$200

The aging of trade accounts receivable was as follows:

	2013		2012
	Gross	Allowance	Gross	Allowance
Not past due	$102	$-	$134	$-
Past due 0-30 days	7	-	5	-
Past due 31-60 days	2	-	2	-
	$111	$-	$141	$-

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was negligible in fiscal 2013 and fiscal 2012.

Tembec Financial Report 2013      91

Notes to Consolidated Financial Statements

19.	Financial instruments (continued)

Financial risk management (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would require approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at September 28, 2013, totalled $109 million (2012 - $140 million). The decrease in liquidity was anticipated as the Company continued with its capital expenditure program. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $73 million was undrawn. In addition, the Company is assessing several liquidity enhancing initiatives such as reducing or delaying capital expenditures, asset sales and seeking other sources of financing or funding.

The following are the contractual maturities of financial liabilities, including interest payments:

							2013
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$389	(1)	$602	$50	$84	$87	$381
Unsecured loans	13		14	5	7	1	1
Operating bank loans	57		57	57	-	-	-
Trade and others	205		205	205	-	-	-
	$664		$878	$317	$91	$88	$382
(1) before financing costs

It is not expected that the cash outflows included in the maturity analysis could occur significantly earlier, or, excluding the effects of foreign exchange fluctuations on US dollar liabilities, at significantly different amounts.

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar with respect to the US dollar and the euro. The Company generates approximately $900 million of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at September 28, 2013 and September 29, 2012, the Company did not hold any foreign exchange contracts.

Tembec Financial Report 2013      92

Notes to Consolidated Financial Statements

19.	Financial instruments (continued)

Financial risk management (continued)

Foreign currency rate sensitivity analysis

Based on 2014 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$10
Cost of sales increase	3
Operating earnings and adjusted EBITDA increase	7
Loss on translation of US $ denominated debt	3
Pre-tax earnings increase	$4

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency. Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure.

Interest rate risk management and sensitivity analysis

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

Commodity price and operational risk management

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company had no derivative financial instruments at September 28, 2013 and September 29, 2012.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. As at September 28, 2013 and September 29, 2012, the Company did not hold any significant derivative commodity contracts.

20.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

Tembec Financial Report 2013      93

Notes to Consolidated Financial Statements

20.	Capital management (CONTINUED)

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents and restricted cash.

Total capitalization includes net debt plus long-term provisions, employee future benefit liabilities, deferred tax liabilities, other long-term liabilities, and shareholders’ equity.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at September 28, 2013 (September 29, 2012 – 45%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during fiscal 2013.

21.	Related parties

Key management personnel compensation

The key management personnel of the Company are the members of the Board of Directors and certain executive officers. They control less than 1% of the voting shares of the Company.

Key management personnel participate in the Company’s long-term incentive plans (see note 13). Key management personnel compensation is comprised of the following for the past two years:

	2013	2012
Short-term compensation benefits	$4	$4
Share-based compensation	1	(1)
	$5	$3

22.	Subsequent events

BC Land Sale Initiative

On September 30, 2013, the Company announced the BC Lands Sale Initiative. As at November 29, 2013, the Company completed the sale of various parcels of land for total gross proceeds of $23 million.

Antidumping duties - China

On November 6, 2013, China issued its preliminary determination to antidumping duties to be applied to viscose grade pulp imported from Canada, the United States and Brazil. The Company was assigned a duty rate of 13% on viscose shipments to China after November 6, 2013. The antidumping duties do not apply to the specialty cellulose pulp mill located in Tartas, France. The specialty cellulose mill located in Temiscaming, Quebec, currently produces and sells approximately 40,000 tonnes per year of viscose grade pulp into the Chinese market. The balance of the mill’s production is specialty grades, which are not subject to the antidumping duties.

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DIRECTORS	OFFICERS

JAMES V. CONTINENZA (1) (4) (6)	JAMES V. CONTINENZA
Executive Chairman of the Board, Tembec Inc.	Executive Chairman of the Board

JAMES M. LOPEZ (3)	JAMES M. LOPEZ
President and Chief Executive Officer, Tembec Inc.	President and Chief Executive Officer

NORMAN M. BETTS (2) (6)	RÉGINALD BASTIEN
Associate Professor, Faculty of Administration,	Corporate Controller
University of New Brunswick
CHRIS BLACK
JAMES E. BRUMM (1)	Executive Vice President,
Company Director	Forest Products, Pulp and Paper

JAMES N. CHAPMAN (1) (4)	MICHEL J. DUMAS
Company Director	Executive Vice President,
Finance and Chief Financial Officer
MICHEL J. DUMAS (3)
Executive Vice President, Finance	PATRICK LEBEL
and Chief Financial Officer, Tembec Inc.	Vice President,
General Counsel and Corporate Secretary
JACQUES LEDUC (2) (6)
Company Director	STEPHEN J. NORRIS
Treasurer
PIERRE LORTIE (3) (5)
Company Director	CHRISTIAN RIBEYROLLE
Executive Vice President,
FRANCIS M. SCRICCO (1) (5)	Specialty Cellulose and President, Tembec France SAS
Company Director

DAVID J. STEUART (3)
Company Director

LORIE WAISBERG (2) (5)
Company Director

(1)	Member of the Corporate Governance and Human Resources Committee
(2)	Member of the Audit Committee
(3)	Member of the Environment, Health and Safety Committee
(4)	Member of the Special Committee for Strategic Purposes
(5)	Member of the Pension Committee
(6)	Member of the Capital Expenditure Committee

Tembec Financial Report 2013      95

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTING	Tembec files all mandatory information with Canadian securities
The common shares of Tembec Inc. are listed on the Toronto	regulatory authorities and this information is available from
Stock Exchange under the symbol TMB.	Tembec upon request.

NUMBER OF SHARES	HEAD OFFICE
As at September 28, 2013, there were 100,000,000 Tembec	Tembec Inc.
common shares outstanding.	800 René-Lévesque Blvd West
Suite 1050
TRANSFER AGENT AND REGISTRAR	Montreal, Quebec H3B 1X9
Our transfer agent, Computershare Trust Company of Canada,	Canada
can assist you with a variety of shareholder related services,	Tel.: 514 871-0137
including changes of address and lost share certificates.	Fax: 514 397-0896
tembec.com
Computershare Trust Company of Canada
Customer Service	CORPORATE OFFICES
1500 University Street	Tembec Inc.
Suite 700	405 The West Mall
Montreal, Quebec H3A 3S8	Suite 800
Canada	Toronto, Ontario M9C 5J1
Tel.: 1 800 564-6253	Canada
Tel.: 416 775-2856
ANNUAL GENERAL MEETING	Fax: 416 621-3119
The Annual General Meeting of Shareholders of Tembec Inc.	tembec.com
will be held on Thursday, January 30, 2014, at 11:00 a.m.,
Eastern time, at:	Tembec Inc.
10 Gatineau Road
Fairmont The Queen Elizabeth	P.O. Box 5000
Duluth Room	Temiscaming, Quebec J0Z 3R0
900 René-Lévesque Blvd West	Canada
Montreal, Quebec H3B 4A5	Tel.: 819 627-4387
Canada	Fax: 819 627-1178
Tel.: 514 861-3511	tembec.com

An archived version of the webcast of the Annual General Meeting	Additional copies of the following documents and other
of Shareholders will be available on Tembec’s website after the	information can also be obtained at the above address or on
Meeting.	Tembec’s and SEDAR’s websites.

ADDITIONAL INFORMATION MAY BE OBTAINED FROM	• 2013 Financial Report
Tembec Inc.	• Quarterly Reports
Communications and Public Affairs Department	• Management Information Circular
10 Gatineau Road	• Annual Information Form
P.O. Box 5000
Temiscaming, Quebec J0Z 3R0	Pour obtenir un exemplaire de la version française du rapport
Canada	financier, veuillez vous adresser au Service des communications
Tel.: 819 627-4387	et des affaires publiques.
Fax: 819 627-1178

96      Tembec Financial Report 2013

tembec

Sustainability Report Summary 2013

Tembec continues to demonstrate its commitment to sustainability by focusing on maintaining responsible business practices that are harmonized with social and environmental values, with principle focus on:

- Health and safety for its employees;
- Environmental Responsibility and Sustainable Forest Management;
- Engagement with stakeholders.

The 2013 Sustainability Report is based on the Global Reporting Initiative's Sustainability Reporting Guidelines, and is available at:

tembec.com/sr2013

1 | HEALTH AND SAFETY – ALL TEMBEC OPERATIONS

Nothing is more important to Tembec than ensuring the health and safety of its employees, and employees are one of the most important stakeholder groups.

Indicator	2011	2012	2013
Total OSHA Incident Rate	4.6	3.1	2.6
Total Severity Rate	174.8	72.2	71.0
Percentage of total workforce represented in formal joint management-worker health and safety committees	Over 75%
Percentage of employees covered by collective bargaining agreements	69%	76%	68%

2 | ENVIRONMENTAL RESPONSIBILITY AND SUSTAINABLE FOREST MANAGEMENT

Tembec recognizes its social obligation to demonstrate environmental leadership for the benefit of local communities and the community at large. As a company that works with renewable resources, Tembec knows responsible stewardship of those resources ensures a sound future. Tembec strives to continually improve its environmental performance as described in the 2013 Sustainability Report.

Reporting on sustainable forest management is vital to demonstrating corporate social responsibility. This topic is at the core of Tembec’s business model, and is a key concern for many Aboriginal groups as well as several stakeholders such as customers, investors and ENGOs. Tembec is proud to say that 100% of its forest operations are FSC® certified.

3 | ENGAGEMENT WITH STAKEHOLDERS AND ABORIGINAL PEOPLE

Tembec’s engagement approach is based on the desire to work collaboratively with groups and individuals who have rights and interests on forest lands on which Tembec operates, and who live in proximity to our facilities. Based on the importance of stewardship, and access and use of forest lands by both the Company and Aboriginal People, Tembec supports the development of long-term relationships that are beneficial to Aboriginal communities, the Company and the public. Tembec also engages extensively with other key stakeholders: employees, labor unions, customers, municipalities, suppliers, trade associations and non-government organizations.

tembec.com

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